EXHIBIT 99.1

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF SHOPIFY INC.

TO BE HELD MAY 29, 2019

April 17, 2019

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF
SHOPIFY INC.

To the shareholders of Shopify Inc.:

Notice is hereby given of the annual general meeting (the "Meeting") of the holders (the "Shareholders") of Class A subordinate voting shares and Class B multiple voting shares in the capital of Shopify Inc. (collectively, the "Shares").

Date:	May 29, 2019

Time:	10 a.m. (Eastern Time)

Place:	Lord Elgin Hotel, Pearson Room 100 Elgin Street Ottawa, Ontario K1P 5K8 Canada

Business of the Meeting:	(a) receiving our financial statements for the year ended December 31, 2018, including the auditor’s report thereon;
(b) electing six (6) directors to our Board of Directors, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;
(c) re-appointing PricewaterhouseCoopers LLP as our auditors and authorizing the Board of Directors to fix their remuneration;
(d) considering an advisory, non-binding resolution on our approach to executive compensation; and
(e) to transact any other business that may properly come before the Meeting and any postponement(s) or adjournment(s) thereof.

Conference Call:	Details on how you may listen in and follow the proceedings can be found on our website at investors.shopify.com

You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) thereof if you were a Shareholder on April 12, 2019 (the "Record Date").

Meeting Materials

Accompanying this Notice is the related management information circular (the "Circular") of Shopify Inc. ("Shopify") which provides information relating to the matters to be addressed at the Meeting. Also accompanying this notice is a form of proxy (the "Form of Proxy") to vote your shares. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Shopify before the Meeting or by the Chair at the Meeting.

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We are using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to deliver this Circular and our annual consolidated financial statements to both our registered and non-registered shareholders. This means that this Circular and our annual consolidated financial statements are being posted online for shareholders to access, instead of being mailed out. Notice-and-access gives shareholders more choice, reduces our printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption. You may still receive a form of proxy or a voting instruction form in the mail so you can vote your shares but, instead of receiving a paper copy of this Circular and our annual consolidated financial statements, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy. This Circular and our annual consolidated financial statements are each available at http://www.envisionreports.com/ZSHQ18documents19, on our website at https://investors.shopify.com, on SEDAR at sedar.com, and on EDGAR at sec.gov.

You may request a paper copy of this Circular and/or our annual consolidated financial statements, at no cost to you, up to one year from the date this Circular was filed on SEDAR. You may make such a request at any time prior to the meeting by contacting our transfer agent, Computershare Investor Services Inc. ("Computershare") via their website https://www-us.computershare.com/Investor/Contact/Enquiry, by mail  Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, or by phone 1-877-373-6374 (U.S., Canada) or 1-781- 575-2879 (all other countries). After the meeting, requests may be made via our website https://investors.shopify.com/Resources/Request-Information, by email IR@Shopify.com, or by phone 1-888-746-7439 ext. 302.

You will need to register with Computershare before entering the Meeting if you choose to attend in person. Shopify has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at investors.shopify.com.

Proxy instructions must be received by Computershare by 5:00 p.m. (EDT) on May 27, 2019 (or, if the meeting is adjourned or postponed, by 5:00 p.m. (EDT) two (2) business days before the day on which the meeting is reconvened). Shopify reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. If you are a non-registered Shareholder, please refer to Section 1 - Voting Information in the Circular under the heading "Beneficial (Non-Registered) Shareholders" for information on how to vote your Shares. Beneficial (non-registered) Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions.

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Dated at Ottawa, Ontario, April 17, 2019.
BY ORDER OF THE BOARD OF DIRECTORS
Joseph A. Frasca
Chief Legal Officer and Corporate Secretary
Shopify Inc.

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Summary

This Summary contains highlights of some of the important information contained in this Circular. This Summary does not contain all of the information that you should consider. You should read this entire Circular before voting.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For more information see pages
Election of Directors	FOR each nominee	11 - 18
Appointing PricewaterhouseCoopers LLP as auditors	FOR	19 - 20
Advisory vote on executive compensation	FOR	21

1. Election of Directors
(see Section 2(1) - Election of Directors)

Name	Age	Independent	Director Since	Position	Committees	Board and Committee Attendance in 2018	Other Public Boards	Votes FOR in 2018
Tobias Lütke	38	No	2004	CEO, Shopify	none	100%	0	99.72%
Robert Ashe	60	Yes	2014	Corporate Director	- Lead Independent Director - Audit - Compensation (Chair) - Nominating and Corporate Governance	100%	2	99.29%
Gail Goodman	58	Yes	2016	Corporate Director	- Audit - Compensation - Nominating and Corporate Governance	100%	0	99.35%
Colleen Johnston	60	Yes	2019	Corporate Director	- Audit	N/A	1	N/A
Jeremy Levine	45	Yes	2011	Partner at Bessemer Venture Partners	- Nominating and Corporate Governance	100%	0	99.57%
John Phillips	68	Yes	2010	CEO, Klister Credit Corp.	- Compensation - Nominating and Corporate Governance (Chair)	100%	0	98.88%
Steven Collins is currently a director and the chair of the audit committee, but is not standing for re-election at the annual general meeting of shareholders. Steven Collins attended 100% of board and audit committee meetings in 2018, sits on one other public board and had 99.86% votes FOR in 2018.

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2. Appointing PricewaterhouseCoopers LLP as Auditors
(see Section 2(2) - Appointment of Auditors)

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC"), the present auditors of the Company, have acted as the Company’s auditors since August 2011. In 2018, 99.78% of votes cast were in favour of appointing PWC as the Company's auditors.

3. Advisory Vote on Executive Compensation
(see Section 2(3) - Advisory Resolution on Executive Compensation)

Shopify will present a non-binding advisory vote on the Board of Director’s approach to executive compensation as part of our process of shareholder engagement. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board and, in particular, the Compensation Committee, will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with Shareholders on compensation and related matters. In 2018, 94.79% of votes cast were in favour of our Board of Director's approach to executive compensation.

Please also see "Section 3: Compensation of Executives" of this Circular for more information about our executive compensation.

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MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Shopify Inc. (the "Company" or "Shopify") for use at the annual general meeting of shareholders of Shopify (the "Shareholders") to be held on May 29, 2019 (the "Meeting") at the Lord Elgin Hotel, Pearson Room, 100 Elgin Street, Ottawa, Ontario, K1P 5K8, commencing at 10:00 a.m. (Ottawa time), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the accompanying notice of annual general meeting of shareholders of Shopify (the "Notice of Meeting").

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Information Contained in this Circular

All information in this Circular is presented as of April 12, 2019, unless otherwise indicated.

Unless the context requires otherwise, references in this Circular to "Shopify", "we", "us", "our", or "the Company" include Shopify and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Presentation of Financial Information

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our reporting currency is U.S. dollars.

Currency and Exchange Rate

We express all amounts in this Circular in U.S. dollars, except where otherwise indicated. References to "$", "US$", "USD" or "U.S. dollars" are to United States of America dollars and references to "C$" or "CAD" are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the December 31, 2018 Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars which was US$1.00 = C$1.3642.

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The following table sets forth the closing, high, low and average exchange rates for one (1) U.S. dollar in terms of Canadian dollars for fiscal years ended December 31, 2018, 2017 and 2016 and for the three-month period ended March 31, 2019, as reported by the Bank of Canada. Periods prior to April 1, 2018 are based on the noon rate published by the Bank of Canada. Periods from and after April 1, 2018 are based on the daily average exchange rate published by the Bank of Canada.

	Year ended December 31 (CAD)			Three-month Period ended March 31 (CAD)
	2018	2017	2016	2019
Rate at end of Period	1.3642	1.2545	1.3427	1.3363
Average rate during Period(1)	1.2957	1.2986	1.3248	1.3295
High during Period	1.3642	1.3743	1.4589	1.3600
Low during Period	1.2288	1.2128	1.2544	1.3095
1 Calculated as an average of the daily noon rates or daily average rates for each period, as applicable.

On April 12, 2019, the Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3329.

Principal Shareholders

The following table sets forth the only persons who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than 10% of any class of shares, the approximate number of shares owned, controlled or directed by each such person and the percentage of the class of shares so owned, controlled or directed as of April 12, 2019:

Name of Shareholder	Number of Class A Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class A Subordinate Voting Shares Owned, Controlled or Directed	Number of Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Tobias Lütke(1)	174,112	0.17%	8,261,852	57.34%	33.82%
Klister Credit Corp.(2)	-	-	4,000,000	27.76%	16.34%
Entities affiliated with Fidelity(3)	10,130,349	10.06%	-	-	4.14%

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1 Consists of 7,099,875 Class B multiple voting shares and 145,000 Class A subordinate voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, 758,629 Class B multiple voting shares and 104 Class A subordinate voting shares held directly by Tobias Lütke, and 23,551 stock options that are exercisable into Class A subordinate voting shares within 60 days after April 12, 2019, 5,457 Restricted Share Units that will vest as Class A subordinate voting shares within 60 days after April 12, 2019, and 403,348 stock options that are exercisable into Class B multiple voting shares within 60 days after April 12, 2019.
2 One of our directors, John Phillips, is the Chief Executive Officer of Klister Credit Corp. ("Klister"), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of the Shares owned by Klister. Mr. Phillips' wife, Dr. Catherine Phillips, owns the remaining 50% of Klister.
3 Based on Form 13G filed on February 13, 2019. Reflects shares held, in the aggregate, by FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company, FMR Co., Inc., and Strategic Advisers, Inc.

All directors and officers as a group (14 persons) owned beneficially or exercised control or direction over 591,189 Class A subordinate voting shares, or 0.59% of that class, and 12,770,728 Class B multiple voting shares, or 88.64% of that class, representing 11.61% of all shares and 52.41% of all votes as of April 12, 2019. The Class A subordinate voting shares amount consists of 300,042 Class A subordinate voting shares beneficially owned by our directors and executive officers, 248,233 Class A subordinate voting shares issuable pursuant to outstanding stock options which are exercisable within 60 days after April 12, 2019, 42,352 Class A subordinate voting shares issuable pursuant to outstanding RSUs which will vest within 60 days after April 12, 2019, and 562 Deferred Share Units. The Class B multiple voting shares amount consists of 11,858,504 Class B multiple voting shares beneficially owned by our directors and executive officers and 912,224 Class B multiple voting shares issuable pursuant to outstanding stock options which are exercisable within 60 days after April 12, 2019. These amounts include 100% of the shares held by Klister Credit Corp., which is 50% owned by John Phillips (see footnote 2, above).

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NOTICE TO UNITED STATES SHAREHOLDERS

Shopify is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Circular have been presented in U.S. dollars except where otherwise noted, and were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing and auditor independence standards, which differ from United States auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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SECTION 1: VOTING INFORMATION

What will I be voting on?

You will be voting on:

a)	the election of directors of the Company, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed (see page 11);

b)	the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration (see page 19);

c)	an advisory, non-binding resolution in respect of Shopify’s approach to executive compensation (see page 21); and

d)	any other business that may properly come before the Meeting.

The Company's Board of Directors and management recommends that you vote FOR each of the proposed nominees for election as directors of the Corporation; FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration; and FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.

Who is soliciting my proxy?

The management of Shopify is soliciting your proxy. The Company's management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

Who is entitled to vote and how many shares are eligible to vote?

The holders of Class A subordinate voting shares and Class B multiple voting shares as at the close of business on April 12, 2019 or their duly appointed proxyholders or representatives are entitled to vote.

The Company has two classes of shares currently issued. The Company’s Class A subordinate voting shares are listed on the New York Stock Exchange ("NYSE") (NYSE: SHOP) and on the Toronto Stock Exchange ("TSX") (TSX: SHOP). The Company also has Class B multiple voting shares issued which are not listed on any exchange, but which can be converted at any time at the option of the holder for Class A subordinate voting shares on a 1:1 basis.

On April 12, 2019 the number of Class A subordinate voting shares outstanding was 99,291,160, which represents 44.8% of the aggregate voting rights attaching to all of the Company’s outstanding

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shares, and the number of Class B multiple voting shares outstanding was 12,251,272, which represents 55.2% of the aggregate voting rights attaching to all of the Company’s outstanding shares.

How many votes do I have?

Holders of the Company’s Class A subordinate voting shares have one vote for every share owned and holders of the Company’s Class B multiple voting shares have ten votes for every share owned.

What are the voting requirements?

The election of directors, the appointment of auditors, and the approval of an advisory, non-binding resolution on the Company’s approach to executive compensation will each be determined by a majority of votes cast at the meeting by proxy or in person. For details concerning Shopify’s majority voting policy with respect to the election of its directors, please refer to "Majority Voting Policy" in Section 4 "Corporate Governance Policies and Practices" of this Circular.

What are the quorum requirements?

A quorum is present at the Meeting if the holders of at least 25% of the shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote at the Meeting are actually present at the Meeting or represented by proxy. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting. If a quorum is not present at the time appointed for the opening of the Meeting or within a reasonable time after, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

How do I know if I am a registered shareholder or a non-registered (beneficial) shareholder?

You are a registered shareholder if your shares are registered directly in your name with our transfer agent, Computershare Investor Services Inc. ("Computershare").

You are a non-registered shareholder (also called a beneficial shareholder) if your shares are held in the name of a nominee (also called an intermediary), such as a securities broker, trustee or other financial institution. For more information, see the instructions below under the heading "Beneficial (Non-Registered) Shareholders".

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How do I vote if I am a registered shareholder?

If you are a registered shareholder, you can exercise your right to vote by attending and voting your shares in person at the Meeting, or you can vote by telephone, internet or mail. To vote your shares in person, attend the Meeting in person where your vote will be taken and counted. To vote by internet at http://www.envisionreports.com/ZSHQ18documents19 or to vote by telephone, follow the instructions provided on the form of proxy by no later than 5:00 p.m. (EDT) on May 27, 2019. To vote by mail, complete, sign, date and return your form of proxy to Computershare in the envelope provided, which must be received no later than 5:00 p.m. (EDT) on May 27, 2019. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting.

How do I vote by proxy?

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the enclosed Form of Proxy, who need not be a shareholder, to attend and act on such shareholder's behalf at the Meeting. Such right may be exercised by striking out the printed names on the enclosed Form of Proxy and by inserting in the space provided above the name of the person or company to be appointed, or by completing another form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD or FOR or AGAINST, as applicable), then your proxyholder must vote your shares accordingly.

Unless contrary instructions are provided, the Shares represented by proxies received by management will be voted:

•FOR the election, as a director, of each of the six (6) proposed nominees whose name is set out on the following pages (see page 11);
•FOR the appointment of PricewaterhouseCoopers LLP as auditors, and authorizing the directors to fix their remuneration (see page 19); and
•FOR the advisory, non-binding resolution in respect of Shopify’s approach to executive compensation (see page 21).

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What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting.

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy.

What if I change my mind and want to take back my proxy after I've given it?

You can revoke your proxy before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company (Shopify, ATTN: Chief Legal Officer, 150 Elgin Street, 8th Floor, Ottawa, ON K2P 1L4, Canada) not later than the last business day before the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Votes are counted and tabulated by Computershare Investor Services Inc., the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question, or (c) as necessary to comply with legal requirements.

Beneficial (Non-Registered) Shareholders

If your Shares are not registered in your own name, they will be held on your behalf in the name of an intermediary (an "Intermediary"), such as brokers, dealers, banks, trust companies and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, and registered educational savings plans, and similar plans, or in the name of a clearing agency of which the Intermediary is a participant.

In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy to the Intermediaries or clearing agencies of which an Intermediary is a participant for onward distribution to non-registered Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered Shareholders in advance of shareholders’ meetings unless a non-registered Shareholder has waived the right to receive Meeting materials. If you are a non-registered owner, and the issuer or its agent has sent these materials

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directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Only registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the Meeting. Non-registered Shareholders, that is Shareholders who do not hold their Shares in their own name, are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

I am a non-registered Shareholder, how do I vote?

Your Intermediary is required to seek your instructions as to how to vote your Shares. For that reason, you have received this Circular from your Intermediary, together with a Voting Instruction Form. Every Intermediary provides its own signing and return instructions and deadlines, which you should follow carefully so that your Shares will be voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails its own Voting Instruction Form. Non-registered Shareholders can call a toll-free telephone number or access a website to vote their Shares, as provided by Broadridge in its Voting Instruction Form. Alternatively, non-registered Shareholders will be requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A non-registered Shareholder receiving a Voting Instruction Form from Broadridge cannot use that Voting Instruction Form to vote Shares directly at the Meeting, as the Voting Instruction Form must be returned as directed by Broadridge in advance of the Meeting in order to have the Shares voted.

If you are a non-registered Shareholder who has voted and you want to change your vote, contact your Intermediary to find out what procedure to follow.

I am a non-registered Shareholder, how do I vote in person at the Meeting?

If you are a non-registered Shareholder and wish to vote in person at the Meeting, strike out the names of the management proxyholders and insert your own name in the space provided on the Voting Instruction Form sent to you by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. Then, follow the signing and return instructions provided by your Intermediary. Do not otherwise complete the form, as you will be voting at the Meeting. Since the Company may not have access to the names of its non-registered Shareholders, if you attend the Meeting without following the above instructions to have your Intermediary appoint you as proxyholder, the Company will have no record of your shareholdings or of your entitlement to vote.

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Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular, you may contact Shopify's Director, Investor Relations, by mail, 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4, by phone, 1-888-746-7439 ext. 302, or by email, IR@shopify.com.

If you require assistance in completing the Form of Proxy you may contact our transfer agent via their website https://www-us.computershare.com/Investor/Contact/Enquiry, by mail  Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower

Toronto, Ontario, M5J 2Y1, or by phone 1-877-373-6374 (U.S., Canada) or 1-781- 575-2879 (all other countries).

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SECTION 2: BUSINESS OF THE MEETING

Report of the Directors and Consolidated Financial Statements

The Company is using notice-and-access to deliver its audited consolidated financial statements for the fiscal year ended December 31, 2018 to its registered and non-registered shareholders. The audited consolidated financial statements for the fiscal year ended December 31, 2018, the management’s discussion and analysis and the report of the auditors are included with the Company’s annual report, which is accessible on SEDAR at sedar.com, on EDGAR at sec.gov, or on our website at investors.shopify.com. Shareholders may request to receive paper copies of the financial statements at no cost by following the instructions on the notice-and-access notice.

1. Election of Directors

Our current Board of Directors consists of seven directors, Tobias Lütke, Robert Ashe, Steven Collins, Gail Goodman, Colleen Johnston, Jeremy Levine, and John Phillips. Tobias Lütke, Robert Ashe, Steven Collins, Jeremy Levine and John Phillips were elected by our shareholders at our first annual general meeting post-Initial Public Offering ("IPO") on June 8, 2016 and have been re-elected at every subsequent annual meeting. Gail Goodman was appointed to the Board of Directors on November 2, 2016, and was subsequently elected by our shareholders at our annual general meeting, held June 7, 2017 and re-elected by our shareholders at our annual general meeting, held May 30, 2018. Colleen Johnston was appointed to the Board of Directors on January 24, 2019.

Six of our seven currently serving directors are standing for election at the Meeting. Steven Collins will not be standing for re-election in 2019. Steven Collins attended 100% of board and committee meetings in 2018.

Pursuant to the Canada Business Corporations Act ("CBCA"), at least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of our Board of Directors unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our articles of incorporation. The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a special meeting and who are entitled to vote. The directors are elected at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our restated articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.

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Set forth below are the names of the six persons, five of whom are independent, who currently serve as directors and who are proposed as nominees for election as directors of the Company to be elected to serve until the next annual general meeting of shareholders, or until their successors are duly elected or appointed. The resolution to elect directors will be voted upon by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.

Shopify has adopted a majority voting policy, see "Majority Voting Policy" in Section 4 - Corporate Governance Policies and Practices.

Tobias Lütke co-founded Shopify in September 2004. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant.

Board and Committee Attendance
Mr. Lütke is Chair of our Board. Mr. Lütke does not sit on any Board committees. He attended every Board meeting held in 2018.

Current Public Directorships
Mr. Lütke has no other public directorships.
Share, Option and RSU Holdings

Shares: 7,858,504 Class B multiple voting shares are currently held by Tobias Lütke and by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. 145,104 Class A subordinate voting shares are currently held by Mr. Lütke and by 7910240 Canada Inc. This represents 35.50% of votes attaching to all outstanding Shares.

Tobias Lütke
Options: Mr. Lütke also currently holds 250,031 options to purchase Class A subordinate voting shares under our Stock Option Plan, and 403,348 options to purchase Class B multiple voting shares under our Legacy Option Plan.

38
Ontario, Canada
Director since 2004	RSUs: Mr. Lütke currently holds 43,664 Restricted Share Units (RSUs) under our Long Term Incentive Plan.
Non-Independent
2018 Annual Meeting Votes
Mr. Lütke received 99.72% of all votes cast at our 2018 Annual General Meeting.

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Robert Ashe held a variety of positions over 24 years with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa and is a Fellow of the Institute of Chartered Accountants of Ontario.

Board and Committee Attendance

Mr. Ashe is our Lead Independent Director, is Chair of our Compensation Committee and is a member of our Audit Committee and our Nominating and Corporate Governance Committee. He attended every Board and Committee meeting held in 2018.

Current Public Directorships
Mr. Ashe currently serves on the Board of Directors of ServiceSource International (NASDAQ) and MSCI Inc. (NYSE).

Share, Option and RSU Holdings
Robert Ashe	Shares: Mr. Ashe currently owns 28,825 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.
60
Ontario, Canada
Options: Mr. Ashe currently holds 75,000 options for Class B multiple voting shares under our Legacy Option Plan, which options were granted on December 17, 2014 prior to our becoming a public company. Mr. Ashe currently holds 1,624 options to purchase Class A subordinate voting shares under our Stock Option Plan.

Director since 2014
Independent

RSUs: Mr. Ashe currently holds 836 Restricted Share Units (RSUs) under our Long Term Incentive Plan.

DSUs: Mr. Ashe currently holds 562 Deferred Share Units (DSUs) under our Long Term Incentive Plan.

2018 Annual Meeting Votes
Mr. Ashe received 99.29% of all votes cast at our 2018 Annual General Meeting.

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Gail Goodman served as President and Chief Executive Officer of Constant Contact, a software company providing small businesses with online marketing tools to grow their businesses, for over 16 years. Over that time Ms. Goodman served as a director and chairwoman of the board and led Constant Contact through its initial public offering and for eight years as a publicly traded company, until its acquisition by Endurance International Group Holdings, Inc. (NASDAQ) in February 2016. Ms. Goodman holds a B.A. from the University of Pennsylvania and an M.B.A. from The Tuck School of Business at Dartmouth College.

Board and Committee Attendance
Ms. Goodman is a member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. She attended every Board and Committee meeting held in 2018.

Current Public Directorships
None.
Share, Option and RSU Holdings
Shares: Ms. Goodman currently owns 1,364 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.

Gail Goodman	Options: Ms. Goodman currently holds 9,802 options to purchase Class A subordinate voting shares under our Stock Option Plan.
58
Massachusetts, United States	RSUs: Ms. Goodman currently holds 2,750 Restricted Share Units (RSUs) under our Long Term Incentive Plan.
Director since 2016
Independent	2018 Annual Meeting Votes
Ms. Goodman received 99.35% of all votes cast at our 2018 Annual General Meeting.

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Colleen Johnston is the former Chief Financial Officer of Toronto-Dominion Bank. Prior to her retirement in 2018 Colleen spent 14 years at TD, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer. Prior to TD, Ms. Johnston held senior leadership roles at Scotiabank over the course of 15 years, including as CFO of Scotia Capital. Ms. Johnston currently serves on the board of directors of WestJet (TSX), McCain Foods, Unity Health Toronto, and the Shaw Festival Theatre. Ms. Johnston holds a Bachelor of Business Administration from York University’s Schulich School of Business and is a Fellow of the Institute of Chartered Accountants of Ontario.

Board and Committee Attendance
Ms. Johnston was appointed to our Audit Committee in January 2019.
Current Public Directorships
Ms. Johnston currently serves on the board of directors of WestJet (TSX).

Share, Option and RSU Holdings
RSUs: Ms. Johnston currently holds 2,218 Restricted Share Units (RSUs) under our Long Term Incentive Plan.
Colleen Johnston
60	2018 Annual Meeting Votes
Ontario, Canada	N/A
Director since 2019
Independent

Jeremy Levine has been a Partner at Bessemer Venture Partners since January 2007, a venture capital firm he joined in May 2001. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to that, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from 1997 to 1999. Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. Mr. Levine holds a B.S. degree in Computer Science from Duke University.

Board and Committee Attendance
Mr. Levine is a member of our Nominating and Corporate Governance Committee. He attended every Board and Nominating and Corporate Governance Committee meeting held in 2018.

Current Public Directorships
None.
Share, Option and RSU Holdings
Shares: Mr. Levine currently owns 110,052 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding shares.

Jeremy Levine	2018 Annual Meeting Votes
45	Mr. Levine received 99.57% of all votes cast at our 2018 Annual General Meeting.
New York, United States
Director since 2011
Independent

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John Phillips is currently Chief Executive Officer with Klister Credit Corp., an investment and consulting company, a position he has held since 1993. Mr. Phillips had a career in the legal profession working in private practice at Blake, Cassels & Graydon LLP for 20 years and as general counsel at Clearnet Communications Inc. for nearly six years. Mr. Phillips currently serves on the Board of Directors of a number of privately held companies and previously had served on the Board of Directors of Clearnet Communications Inc. and Redknee Solutions Inc., both then public companies. Mr. Phillips holds a B.A. from Trinity College, University of Toronto and an L.L.B./J.D. from the Faculty of Law, University of Toronto.

Board and Committee Attendance

Mr. Phillips is chair of our Nominating and Corporate Governance Committee and is a member of our Compensation Committee. He attended every Board, Compensation Committee and Nominating and Corporate Governance Committee meeting held in 2018.

Current Public Directorships
John Phillips	None.
68	Share, Option and RSU Holdings
Ontario, Canada
Shares: Mr. Phillips, is the Chief Executive Officer of Klister Credit Corp. ("Klister"), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of our Shares owned by Klister. Mr. Phillips’ wife, Dr. Catherine Phillips, owns the remaining 50% of Klister. Klister currently owns 4,000,000 Class B multiple voting shares. This represents 18.03% of votes attaching to all outstanding Shares.

Director since 2010
Independent

2018 Annual Meeting Votes
Mr. Phillips received 98.88% of all votes cast at our 2018 Annual General Meeting.

Corporate Cease Trade Orders or Bankruptcy

To the knowledge of Shopify, none of the proposed directors (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") of any company, including Shopify, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Shopify that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or

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insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Jeremy Levine, who, until June 4, 2018, was a board member of Onestop Internet Inc., a corporation that made an assignment for the benefit of creditors on June 4, 2018. The sale of assets has been completed, and the liquidation is in process.

To the knowledge of Shopify, none of the proposed directors has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Director Independence

Under the NYSE listing standards, independent directors must comprise a majority of a listed company’s Board of Directors within a specified period after the closing of its IPO. For purposes of the NYSE rules, an independent director means a person who, in the opinion of our Board of Directors, has no material relationship with our company. Under National Instrument 58-101 – Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101"), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110").

Pursuant to our Board Charter, our Board of Directors shall be comprised of a majority of independent directors within the meaning of the applicable listing standards of the NYSE and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators ("NP 58-201").

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board of Directors has determined that Messrs. Ashe, Collins (who is not standing for re-election), Levine, and Phillips and Mses. Goodman and Johnston are "independent" as that term is defined under the listing standards of the NYSE and NI 58-101. The majority of the current board (six out of seven) and the director nominees (five out of six) are independent. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our Shares by each non-employee director. Mr. Lütke is not independent by reason of the fact that he is our Chief Executive Officer.

Director Interlocks

Members of our Board of Directors are also members of the Boards of other public companies, as listed in their biographies above. An interlock occurs when two Board members also serve together on the board of another company. Pursuant to Shopify’s Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. There are no current interlocks between our Board members.

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Committee Composition

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Steven Collins (Chair)(1)	Robert Ashe (Chair)	John Phillips (Chair)
Robert Ashe	Gail Goodman	Robert Ashe
Gail Goodman	John Phillips	Gail Goodman
Colleen Johnston		Jeremy Levine

1
Steven Collins is currently the chair of the audit committee, but is not standing for re-election at the annual general meeting of shareholders. The Board of Directors plans to appoint Ms. Johnston as audit committee chair.

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2. Appointment of Auditors

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC") has acted as the Company’s auditors since August 2011. In order to be effective, the resolution to reappoint PWC as the Company’s auditors and to authorize the Board of Directors to fix their remuneration must be approved by a majority or votes cast by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting. In 2018, 99.78% of votes cast were in favour of appointing PWC as the Company's auditors.

Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP Chartered Professional Accountants, the present auditor of the Company, as the auditor of the Company, to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

Auditor Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to PWC for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and U.S. Sarbanes-Oxley Act related services), audit-related, tax and other services in the years ended December 31, 2018 and 2017 were as follows:

Fees	2018	2017
Audit	$764,000	$600,000
Audit-Related	$0	$0
Tax	$0	$0
Other	$2,000	$2,000
Total	$766,000	$602,000

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-10 (related to our 2018 public offerings of Class A subordinate voting shares).

Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under "Audit Fees".

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Tax Fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.

Other Fees are any additional amounts for products and services provided by the principal accountants other than the services reported above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

Audit Committee Pre-Approval Policies and Procedures

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the U.S. Securities and Exchange Commission (the "SEC"), and whether the services requested and the fees related to such services could impair the independence of the auditors.

The Audit Committee considered and agreed that the fees paid to the Company's auditors in the years ended December 31, 2018 and 2017 were compatible with maintaining the independence of the Company's auditors. The Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by PWC.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the Audit Committee.

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3. Advisory Resolution on Executive Compensation

Shopify will present a non-binding advisory vote on the Board of Director’s approach to executive compensation as part of our process of shareholder engagement.

Shopify is committed to ensuring that Shareholders fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, and to providing Shareholders with executive compensation disclosure that is clear and comprehensive.

Shopify endeavors to maintain an executive compensation program that aligns the interests of our executives with our Shareholder’s interests, so that we may attract, motivate and retain executives who will continue to create sustainable, long-term value for our shareholders. Please see Section 3 - Compensation of Executives for more information about our executive compensation. In 2018, 94.79% of votes cast were in favour of our Board of Director's approach to executive compensation.

The management nominees named in the enclosed Form of Proxy intend to vote FOR the following advisory, non-binding resolution in respect of Shopify’s approach to executive compensation:

"BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s management proxy circular delivered in advance of the 2019 annual meeting of shareholders."

Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board and, in particular, the Compensation Committee, will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with Shareholders on compensation and related matters.

In the event that a significant number of Shareholder votes oppose the resolution, the Board of Directors will consult with Shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board of Directors to discuss their specific concerns. See "Shareholder Communications with the Board" in Section 4 - Corporate Governance Policies and Practices of this Circular.

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Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting.

Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2020 Annual Meeting of Shareholders must be submitted no later than January 18, 2020, subject to adjournment or postponement of the Meeting, and must comply with section 137 of the CBCA.

We have adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" in Section 4 - Corporate Governance Policies and Practices.

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SECTION 3: COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executives

Introduction

This section provides an overview of our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and other executive officers. In this section, we also describe the key factors considered in making executive compensation decisions and how these decisions align with our strategy. Our CEO, CFOs and three other most highly compensated policy-making executives who served as executive officers for the year ended December 31, 2018, were:

Tobias Lütke	Chief Executive Officer
Russell Jones[1]	Chief Financial Officer (former)
Amy Shapero[2]	Chief Financial Officer
Craig Miller	Chief Product Officer
Jeffrey Weiser	Chief Marketing Officer
Harley Finkelstein	Chief Operating Officer

1	Within fiscal year 2018 Mr. Jones was Chief Financial Officer from January 1, 2018 to April 1, 2018. Subsequently, Mr. Jones was a Special Advisor until he retired on September 30, 2018.
2	Ms. Shapero commenced as Chief Financial Officer on April 2, 2018.

(collectively, the "Named Executive Officers" or "NEOs").

Full year compensation is presented in the summary compensation table below.

Fiscal 2018 Business Highlights

2018 was another year of rapid growth, enabling Shopify to offer more value to more merchants. Key business highlights for fiscal year 2018 were:

Growth
Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle.

Our merchant population continued to grow, gaining 211,000 net new merchants, ending off 2018 with over 820,000 merchants from approximately 175 countries using our platform.

Total revenue for the full year grew 59% to $1,073.2 million.

Strategy
In 2018, we focused our investment efforts on international growth, Shopify Plus, and core platform growth and product development.

Our growth strategy is driven by our mission: make commerce better for everyone.

Key elements of our strategy include: growing our merchant base; growing our merchants’ revenue; continuous innovation and expansion of our platform; continuing to grow and develop our ecosystem; continuing to expand our referral partner programs; and continuing to build for the long-term.

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People & Culture
We grew our employee population by approximately 40% in 2018, ending the year off with more than 4,000 employees and contractors worldwide.

We are intentional in building a culture and environment that empowers care and growth in high-impact people. Shopify is consistently among Glassdoor's Best Places to Work as rated by employees.

We have a high focus on continuous learning and personal development. We encourage employees to map their personal learning journey through our "Own Your Own Development" program.

We deeply value innovation and experimentation. Every few months we take a break from our regular work for “Hack Days”, three full days when we encourage our employees to step out of their ‘day jobs’ to tackle a new problem or project that inspires them and adds value to Shopify.

Innovation
In 2018, our innovations focused on adding more value to our merchants, striving to not just keep pace in this dynamic environment, but to bring to market new and better selling and buying experiences by leveraging what technology and connectivity have made possible.

We look to do this for smaller merchants by simplifying their user experience and arming them with new and innovative ways to compete with larger, better-funded competitors, as well as for larger merchants seeking technology and support for higher volumes and global reach.

Some of the new product launches included: Fraud Protect, a chargeback protection product available to merchants using Shopify Payments that automates order reviews and covers chargeback costs on eligible orders; Shopify’s first-ever-brick and mortar space in Los Angeles serving as a hub where merchants can visit to receive support, inspiration, and education to help grow their business; Locations, a multi-location inventory platform that enables merchants to update and track inventory quantities across multiple locations from their Shopify account; a new Shopify App Store that prioritizes discovery of apps through personalized recommendation, enabling merchants to make better and faster decisions for their businesses; and Shopify AR, making selling with Augmented Reality (AR) accessible for small businesses.

Revenue

We have executed well on our growth strategy, as demonstrated by the consistent and strong expansion of revenue for the past several years.

For more information regarding our key business highlights for fiscal year 2018, please refer to our audited consolidated financial statements and the management's discussion and analysis for the fiscal

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year ended December 31, 2018, which are accessible on SEDAR at sedar.com, on EDGAR at sec.gov, or on our website at investors.shopify.com.

Shareholder Return Performance Graph

Performance Graph
Shareholder Return
700
525
350
175
0
June 2015
Dec 2015
June 2016
Dec 2016
June 2017
Dec 2017
June 2018
Dec 2018
Shopify
S&P 500
S&P/TSX Composite Index

The above graph compares the total shareholder return on a US$100 investment in Shopify’s Class A subordinate voting shares to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period. In 2018 our stock outperformed both the broader market as reflected by the S&P 500 index and the S&P/TSX Composite Index. The above graph shows how a US$100 investment in Shopify on May 21, 2015 (the date of our IPO), with a closing stock price of US$25.68 on such date, would have grown to US$539.14 on December 31, 2018, with a closing stock price of US$138.45 on such date.

Our compensation program is aimed to ensure that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Shopify, a meaningful portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our stock price, which grew by 37% between December 29, 2017 and December 31, 2018 and by 439% from May 21, 2015 (the date of our IPO) to December 31, 2018.There is therefore a strong correlation between the growth trend shown in the stock performance graph above and the compensation we have paid to NEOs under the same period. Stock price performance however is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our decisions around NEO compensation.

Executive Compensation Philosophy

Our compensation program is designed to allow us to attract, retain and motivate a highly talented executive team, allowing Shopify to succeed in this rapidly evolving environment and achieve our business and financial objectives. We expect our team to possess and demonstrate strong leadership and

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management capabilities, as well as nurture our company culture, which is the foundation of our success and remains a pivotal part of our everyday operations. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk, and related to factors that influence shareholder value.

Objectives

Our executive compensation program is designed to achieve the following objectives:

•
Provide market-competitive compensation opportunities to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and level of impact are critical to our success.

•	Motivate these executive officers to deliver outstanding outcomes.

•	Align the interests of our executive officers with those of Shopify by providing long term incentives that tie directly to the long-term value and growth of our business.

•	Provide long-term incentives that encourage appropriate levels of risk-taking by the executive team.

Compensation Governance

Our Board of Directors has adopted a written charter for the Compensation Committee that establishes the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. This charter provides that the Compensation Committee shall, among other things, assist the Board of Directors in its oversight of executive compensation, management development and succession, Board member compensation and executive compensation disclosure. The full text of the charter can be found at investors.shopify.com.

In 2018 our Compensation Committee and the Board of Directors considered many factors in determining adjustments to the cash and equity compensation of our executives, including our NEOs. The Compensation Committee considered the need to retain executive talent, the highly competitive market for executive talent, and the market analysis and observations provided by the Compensation Committee’s compensation consultant, discussed below.

Our Compensation Committee currently consists of Robert Ashe (Chair), Gail Goodman, and John Phillips, each of whom is considered by the Board to be independent. For more information on the skills and experience of our Compensation Committee members please see their biographies in Section 2 - Business of the Meeting - 1. Election of Directors.

Compensia, a compensation consulting firm which provides independent advice on executive compensation and related governance issues, provided services exclusively to the Compensation Committee in connection with executive compensation matters for 2018, including the following:

•	assisted in reviewing the competitiveness and design of our recommended cash and equity compensation arrangements for our executives and board members;

•	assisted in designing the size and structure of new equity awards for our executives;

•	reviewed and advised on our comparator group composed of industry-related, public companies with comparable revenue, market capitalization and employee populations;

•	conducted executive and board compensation assessments against compensation for similarly situated executives and board members at our comparator group companies; and

•	attended and supported all compensation committee meetings.

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Executive Compensation-Related Fees

For the services rendered in 2018, aggregate professional service fees were $105,652. Compensia did not provide any services to Shopify other than directly to the Compensation Committee or as approved and overseen by the Compensation Committee.

Year	Consulting Firm	Executive Compensation Consulting-Related Fees ($)	All Other Fees	Total Fees ($)	Currency
2018	Compensia	105,652	-	105,652	USD
2017	Compensia	122,525	-	122,525	USD

Comparator Group

The fiscal 2018 compensation comparator group was developed in 2017 by Compensia our Compensation Committee’s independent compensation consultant, and reviewed and approved by our Compensation Committee. Generally, the comparator group consisted of similar industry public companies with comparable revenue, revenue growth, market capitalization and employee populations to Shopify.

The compensation comparator group that was used to inform compensation decisions in terms of level of pay and pay mix for fiscal 2018 consisted of the following companies:

Atlassian Corp. CoStar Group Etsy GrubHub Guidewire Software HubSpot LogMeIn	Paycom Software Proofpoint ServiceNow Splunk Square Tableau Software The Ultimate Software Group	Tyler Technologies Veeva Systems Workday Yelp Zendesk Zillow Group

The Compensation Committee reviews and updates these peer companies on at least an annual basis if changes in market position and company size, including our own, suggest more representative comparator group companies.

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Program Design
In 2018, our compensation program consisted of the following elements:

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Component	Form	Rationale	Review Process	Award Determination
Base Salary	Cash	Provided as a fixed source of compensation	Reviewed annually Adjustments may be warranted throughout the year
Established based on the scope of the executive officer’s responsibilities, impact, internal fairness, criticality and market data.

Takes into consideration:
-Total compensation opportunity
- Individual level of impact
- Promotions or other changes in the scope or breadth of role or responsibilities
- Desired positioning relative to market
- Shopify performance on key business measures
- Internal fairness

Long Term Incentive (Equity)	Stock Options and Restricted Share Units (RSUs)	Serves as an effective retention tool and focuses the executive officers on creating long term value over time
Reviewed annually

Prior to November 2017, equity awards were subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, the remainder vesting in equal quarterly installments over the next three years.

After November 2017, equity awards are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in equal quarterly installments over the next two years.

Size and frequency of equity awards are based on:
- Total compensation opportunity
- Attraction and retention
- Market competitiveness
- CEO’s recommendations for his direct reports
- Individual level of impact
- Increased scope of role / level of impact
- Existing equity award holdings (including the unvested portion of such awards)
- Internal fairness
-Our available equity plan funding /
dilution limitations
-Review of market practices related
to aggregate equity dilution metrics
such as burn rate and compensation expense

Component	Form	Rationale	Review Process	Award Determination
Employee Benefits & Perks	Flexible vacation, benefits and Perks	Attraction and retention of key talent	Ongoing
- Benefits include health, dental, life, disability insurance benefits
- Voluntary perquisites include catered meals, flexible vacation and a flexible spending allowance
- Same benefits and perks are offered to all Shopify employees

Fiscal 2018 Base Salaries
The Compensation Committee determined the fiscal 2018 base salary of each of our NEOs after considering market data and the recommendations of our CEO, other than with respect to his own base salary. At the beginning of fiscal 2018, the Compensation Committee adjusted the base salaries for Mr. Finkelstein and Mr. Miller based on review of the factors noted above. In addition our compensation committee determined that it was appropriate to maintain Mr. Lütke's base salary.

The table below sets forth the annual base salaries for our NEOs for fiscal 2018 including the percentage increase from 2017.

Fiscal 2018 Base Salaries

Name	Base Salary ($US)	Increase (%)
Tobias Lütke	586,400	0%
Russell Jones[1]	384,825	0%
Amy Shapero[2]	513,100	n/a
Craig Miller	403,150	5%
Jeffrey Weiser[3]	500,000	n/a
Harley Finkelstein	403,150	5%

1	Within fiscal year 2018 Mr. Jones was Chief Financial Officer from January 1, 2018 to April 1, 2018. Subsequently, Mr. Jones was a Special Advisor until he retired on September 30, 2018.
2	Ms. Shapero was hired as our Chief Financial Officer on April 2, 2018, and therefore did not receive a base salary adjustment in 2018.
3	Mr. Weiser was hired as our Chief Marketing Office on February 21, 2018 and therefore did not receive a base salary adjustment in 2018.
4
With the exception of Mr. Weiser who is paid in United States dollars, base salaries are paid to our NEOs in Canadian dollars. The 2018 base salary amounts reported in the above table, and the 2017 base salary amounts used to calculate the percentage increase have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7330, which was the Bank of Canada average rate on December 31, 2018.

We do not provide any form of short-term incentives (performance bonuses or other incentives) to our executive officers. We expect our executive officers to perform at a level deserving of a bonus, and have taken this into consideration in setting total compensation for the executive officers. We believe that this promotes a focus on long-term retention and shareholder value creation as a substantial amount of our executive officer pay is provided in long-term incentives.

Fiscal 2018 Equity Awards

In March 2018, the Compensation Committee granted RSUs and stock options to each of our NEOs, excluding Mr. Jones after reviewing existing equity compensation holdings for such NEOs to assess whether each NEO was properly incentivized and based on its review of the factors described above. Details relating to the RSUs and stock options granted to each NEO in fiscal 2018 are shown in the table

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below. All 2018 equity awards granted to NEOs are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the next two years.

Fiscal 2018 Equity Awards

Name	Share-based Awards(1) ($US)	Option-based Awards(2) ($US)
Tobias Lütke	4,000,096	4,000,486
Russell Jones[1]	—	—
Amy Shapero[2]	7,700,063	3,300,255
Craig Miller	3,000,004	3,000,329
Jeffrey Weiser[3]	2,150,116	2,150,292
Harley Finkelstein	2,000,048	2,000,243

1	We did not grant any share-based awards to Mr. Jones in 2018 due to his scheduled retirement from the company.
2	Ms. Shapero was hired as our Chief Financial Officer on April 2, 2018, and therefore the equity award represents her new hire equity award, issued in May 2018.
3	Mr. Weiser was hired as our Chief Marketing Office on February 21, 2018 and therefore the equity award represents his new hire equity award, issued in March 2018.
4
The value of share-based awards shown for our NEOs are the grant date fair values for restricted share unit ("RSU") awards granted under the Long Term Incentive Plan, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the New York Stock Exchange for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.

5
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.

Compensation Risk Oversight

As part of the review of the compensation paid to our executives, our Board of Directors considers the potential risks associated with the structure and design of our various compensation plans. Our compensation programs do not encourage excessive or unnecessary risk-taking behavior. Overall, we found that there were no significant risks arising from Shopify’s executive compensation programs that were reasonably likely to have a material adverse effect on the Company.

Balance between short and long-term performance objectives	☑
We do not offer annual / short term incentives. We expect all employees to perform at a high level of impact and provide a base salary for this contribution.
In addition to base salary we provide long term incentives in the form of stock options and restricted share units. We want our primary focus to be on the long term growth of Shopify.

Preservation of Board discretion	☑	The Board has the ability to apply its discretion on base salary increases and the value, award mix and vesting of equity compensation.
External independent advice	☑
The Compensation Committee has retained independent advisors to deliver independent advice on executive compensation and related matters.
The majority of our Board (and 100% of the Compensation Committee) is also independent.

Stress testing and predictive modeling of equity program	☑	Equity plan outcomes are stress tested to ensure appropriate pay and performance alignment and retention. Predictive modeling of equity programs is reviewed quarterly.

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Vesting of equity awards	☑	Equity awards generally vest over three years at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in equal quarterly installments over the next two years.
No hedging	☑
All Shopify directors, officers and employees are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shopify securities, and may not buy Shopify securities on margin.

Regular monitoring of market practice/Investor Outreach	☑
The Compensation Committee reviews and considers evolving good compensation governance practices and policies. In 2018 at our third annual general meeting as a public company, Shopify presented a non-binding advisory vote on the Board of Director’s approach to executive compensation (Say on Pay) as part of our process of shareholder engagement. 94.79% of the votes cast were in favour of Shopify’s approach to executive compensation. Shopify is presenting a Say on Pay vote again this year.

We value feedback from our shareholders on our executive compensation program and corporate governance policies and welcome input, as it impacts our decision-making. We believe that ongoing engagement builds mutual trust with our shareholders and will continue to monitor feedback from our shareholders and may solicit outreach on our programs, as appropriate.

2018 Summary Compensation Table

The following table shows the amount and type of compensation earned by our NEOs in 2018, 2017 and 2016 at December 31, 2018, 2017, and 2016.

Name and Principal Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Tobias Lütke	2018	586,400	4,000,096	4,000,486	-	-	-	-	8,586,982
CEO	2017	637,680	3,000,043	4,569,000	-	-	-	-	8,206,723
	2016	446,880	-	-	-	-	-	-	446,880
Russell Jones	2018	384,825	-	-	-	-	-	-	384,825
CFO	2017	418,478	750,026	1,142,250	-	-	-	-	2,310,754
	2016	335,160	-	-	-	-	-	-	335,160
Amy Shapero	2018	513,100	7,700,063	3,300,256		-	-	275,656	11,789,075
CFO	2017	-	-	-	-	-	-	-	-
	2016	-	-	-	-	-	-	-	-
Craig Miller	2018	403,150	3,000,004	3,000,329	-	-	-	-	6,403,483
Chief Product Officer	2017	418,478	1,250,023	1,903,750	-	-	-	-	3,572,251
	2016	335,160	-	-	-	-	-	-	335,160
Jeffrey Weiser	2018	500,000	2,150,116	2,150,291	-	-	-		4,800,407
Chief Marketing Officer	2017	-	-	-	-	-	-	-	-
	2016	-	-	-	-	-	-	-	-
Harley Finkelstein	2018	403,150	2,000,048	2,000,243	-	-	-	-	4,403,441
Chief Operating Officer	2017	418,478	750,026	1,142,250	-	-	-	-	2,310,754
	2016	335,160	1,500,002	647,505	-	-	-	-	2,482,667

1
With the exception of Mr. Weiser who is paid in United States dollars, base salaries are paid to our NEOs in Canadian dollars. The 2018 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7330, which was the Bank of Canada average rate on December 31, 2018. The 2017 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7971, which was the Bank of Canada average rate on December 29th, 2017. The 2016 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7448, which was the Bank of Canada noon rate on December 30th, 2016.

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2
The value of share-based awards shown for our NEOs are the grant date fair values for restricted share unit ("RSU") awards granted under the Long Term Incentive Plan, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the New York Stock Exchange for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.

We did not grant any share-based awards to Mr. Jones in 2018 due to his scheduled retirement from the company. We did not grant any share-based awards to Mr. Lütke, Mr. Jones or Mr. Miller in 2016 after reviewing their existing equity retention values. The 2016 award for Mr. Finkelstein reflected his appointment to Chief Operating Officer, as well as our desired equity retention value for him at the time of grant. Ms. Shapero and Mr. Weiser were not employed by Shopify prior to 2018.

3
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by either US$70.78 or US$70.83 in 2018, US$30.46 in 2017 and US$11.77 in 2016.

These values were used both for the purposes of compensation (grant date fair value) and accounting value and were derived using the Black-Scholes methodology. The underlying assumptions used in fair valuing the options were as follows:
2018 Grants: Date March 1, 2018; Share price: $136.55; Expected dividend yield: nil; Expected volatility: 55.83%; Risk-free interest rate: 2.68%; Expected option life: 5.35 years; Fair value per stock option granted: $70.78. Date May 10, 2018; Share price: $137.72; Expected dividend yield: nil; Expected volatility: 55.28%; Risk-free interest rate: 2.81%; Expected option life: 5.30 years; Fair value per stock option granted: $70.83.
2017 Grants: Date: February 24, 2017; Share price: $62.15; Expected dividend yield: nil; Expected volatility: 56.31%; Risk-free interest rate: 1.77%; Expected option life: 4.90 years; Fair value per stock option granted: $30.46.
2016 Grants: Date: March 3, 2016; Share price: $22.44; Expected dividend yield: nil; Expected volatility: 60.48%; Risk-free interest rate: 1.35%; Expected option life: 5.15 years; Fair value per stock option granted: $11.77.

We did not grant any option-based awards to Mr. Lütke, Mr. Jones or Mr. Miller in 2016 after reviewing their existing equity retention values at the time of grant. The award for Mr. Finkelstein reflects his appointment to Chief Operating Officer, as well as our desired equity retention value for him at the time of grant.

This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.
4	We do not currently offer non-equity incentive plan compensation.
5	We do not currently offer a deferred compensation plan or pension plan.
6
Ms. Shapero received relocation support (including flights, temporary housing, moving allowance and related taxes, in addition to tax preparation services & immigration services) in 2018, which was paid in Canadian dollars. Ms. Shapero also received a lump sum signing bonus when she was hired in 2018, which was paid in Canadian dollars. The amounts reported in the above table has been converted into U.S dollars using an exchange rate of C$1.00 = US$0.7330, which was the Bank of Canada average rate on December 31, 2018.

None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

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2018 Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities underlying unexercised options (#)	Option Exercise Price ($)	Option expiration date	Value of Unexercised In-The- Money Options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tobias Lütke CEO	403,348(1)	6.22	December 17, 2024	53,334,706	56,446	7,814,949	—
	93,750(2)	62.15	February 24, 2027	7,153,125	—	—	—
	56,522(2)	136.55	March 1, 2028	107,392	—	—	—
Russell Jones CFO	120,000(1)	0.36	March 28, 2022	16,570,560	—	—	—
	30,000(1)	6.22	December 17, 2024	3,966,900	—	—	—
Amy Shapero CFO	46,591(2)	137.72	May 10, 2028	34,011	55,911	7,740,878	—
Craig Miller Chief Product Officer	212,408(1)	6.22	December 17, 2024	28,086,710	33,284	4,608,170	—
	62,500(2)	62.15	February 24, 2027	4,768,750	—	—	—
	42,391(2)	136.55	March 1, 2028	80,543	—	—	—
Jeffrey Weiser Chief Marketing Officer	30,381(2)	136.55	March 1, 2028	57,724	15,746	2,180,034	—
Harley Finkelstein Chief Operating Officer	139,750(1)	0.15	August 10, 2021	19,327,146	42,324	5,859,758	—
	80,670(1)	6.22	December 17, 2024	10,666,994	—	—	—
	55,000(2)	22.44	March 3, 2026	6,380,550	—	—	—
	37,500(2)	62.15	February 24, 2027	2,861,250	—	—	—
	28,261(2)	136.55	March 1, 2028	53,696	—	—	—

1
These stock options were granted under our Legacy Option Plan and each such option is exercisable for one Class B multiple voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see "Incentive Plans - Legacy Option Plan", below.

2
These stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan", below.

3
Options are "in-the-money" if the market price of the shares covered by the options is greater than the option exercise price. Values for stock options that have an exercise price in US dollars are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on December 31, 2018, which was of US$138.45, and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

4
Restricted Share Units ("RSUs") were granted under our Long Term Incentive Plan ("LTIP") and each unit vests as one Class A subordinate voting share. For a description of the terms of RSUs granted under our LTIP, see "Incentive Plans - Long Term Incentive Plan", below. Values are calculated based on the closing market price of Shopify’s Class A subordinate voting shares on NYSE on December 31, 2018, which was US$138.45.

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Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested in accordance with their terms during the year ending December 31, 2018.

Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Tobias Lütke	14,526,527	2,909,776	—
Russell Jones	4,059,254	622,014	—
Amy Shapero	—	—
Craig Miller	12,579,928	1,212,326	—
Jeffrey Weiser	—	—	—
Harley Finkelstein	3,987,315	3,205,703	—

1
Represents the value of potential gains from options that vested during 2018. Values are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on the vesting date and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

2
Represents the actual value of realized gains resulting from RSUs that vested during 2018. Gains reflect the received sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

Executive Employment Arrangements and Termination and Change in Control Benefits

We have entered into agreements with Tobias Lütke, Russell Jones, Amy Shapero, Craig Miller, Jeffrey Weiser, and Harley Finkelstein that we have outlined below. We believe these arrangements will help the Executive Officers maintain continued focus and dedication to their responsibilities in the best interests of Shopify.

Tobias Lütke

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our CEO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke’s agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Lütke’s employment agreement provides that he is entitled to:

•
a termination payment equal to a period of 12 months plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of 18 months; and

•	continued benefits for such period of time, and all eligible bonuses.

Mr. Lütke’s agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

Russell Jones

On March 7, 2011, we entered into an employment agreement with Mr. Jones setting forth the terms and conditions of his employment as our Chief Financial Officer, which provided for his initial base

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salary and initial equity award, and which included, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Jones’ agreement also provided that the vesting of any unvested equity awarded to Mr. Jones would have accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Jones’ employment agreement provided that he would have been entitled to:

•
a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of six months; and

•	continued benefits for such period of time and all eligible bonuses

On March 2, 2018, we entered into a retirement agreement with Mr. Jones. Effective April 1, 2018, Mr. Jones transitioned to a Special Advisor role until his retirement date of September 30, 2018. All of the terms and conditions of Mr. Jones' employment described above remained the same until his retirement date, except that in the event of a Change of Control occurring prior to his retirement date, each Stock Option and RSU that was outstanding and would have vested on or before his retirement date would become immediately vested and exercisable on the date of such Change of Control. There was no change in control event prior to his retirement, therefore there was no acceleration of his equity or termination payment made upon his retirement.

Amy Shapero

On April 2, 2018, we entered into an employment agreement with Ms. Shapero setting for the terms and conditions of her employment as our Chief Financial Officer, which provided for her initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Ms. Shapero’s agreement also provides that the vesting of any unvested equity awarded to Ms. Shapero will be accelerated in the event of her involuntary termination of employment or resignation for good cause solely as a result, and within 12 months, after a change in control of the Company, dependent on her signing a full release of all claims against Shopify. In addition, in the case of termination of employment other than for cause, Ms. Shapero’s employment agreement provides that she is entitled to:

•	a termination payment equal to 12 months of base salary, plus one additional week of pay of base salary for each year of service; and

•	continued benefits for such period of time or compensation in lieu of any benefits that cannot be continued

Craig Miller

On July 5, 2011, we entered into an employment agreement with Mr. Miller setting forth the terms and conditions of his employment which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans.

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In addition, in the case of termination of employment other than for cause, Mr. Miller's’ employment agreement provides that he is entitled to:

•
a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of six months; and

•	continued benefits for such period of time and all eligible bonuses

Mr. Miller was originally hired as Vice President, Marketing and was promoted to Chief Marketing Officer in January 2015. In 2016, while in the role of Chief Marketing Officer, Mr. Miller assumed leadership of the Product organization. Under his leadership, the Product team flourished. As a result of this success along with a decision to combine the User Experience (UX) and Product organizations, in January 2017 Mr. Miller was appointed Chief Product Officer. There was no change to his July 5, 2011 employment contract as a result of these position changes.

Jeffrey Weiser

On February 21, 2018, we entered into an employment agreement with Mr. Weiser setting for the terms and conditions of his employment as our Chief Marketing Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Weiser’s agreement also provides that the vesting of any unvested equity awarded to Mr. Weiser will be accelerated in the event of his involuntary termination of employment or resignation for good cause within twelve months after a change in control of the Company, dependent on him signing a severance agreement. In addition, in the case of termination of employment other than for cause, Mr. Weiser's employment agreement provides that he is entitled to:

•	a termination payment equal to 12 months of base salary, plus one additional week of pay of base salary for each year of service

Harley Finkelstein

The terms and conditions of employment for Mr. Finkelstein are set forth in a written letter agreement, dated December 9, 2010, which includes, among other things, provisions regarding initial base salary, initial equity award, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. The agreement does not provide for any contractual severance entitlements or equity acceleration. Mr. Finkelstein is entitled to notice and severance entitlements under applicable Canadian law in the case of termination of employment other than for cause.

The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements and written letter agreements upon the occurrence of certain events, had they occurred on December 31, 2018.

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Name and Principal Position	Event	Severance(1) ($)	Options(2) ($)	Share-Based Awards(3) ($)	Total ($)
Tobias Lütke CEO	Termination other than for cause	879,600	7,260,517	7,814,949	15,955,066
	Change in control(4)	879,600	7,260,517	7,814,949	15,955,066
Russell Jones(7) CFO	Termination other than for cause	-	-	-	-
	Involuntary termination on or immediately prior to a change in control	-	-	-	-
	Change in control	-	-	-	-
Amy Shapero CFO	Termination other than for cause; Change in control(5)	522,967	34,011	7,740,878	8,297,856
Craig Miller Chief Product Officer	Termination other than for cause; Involuntary termination on or immediately prior to a change in control	201,575	-	-	201,575
Jeffrey Weiser Chief Marketing Officer	Termination other than for cause; Change in control(6)	509,615	57,724	2,180,034	2,747,373
Harley Finkelstein Chief Operating Officer	Termination other than for cause; Change in control	-	-	-	-

1
Severance payments are calculated based on the base salary we pay to the NEO, which is paid in Canadian with the exception of Mr. Weiser who is paid in United States dollars. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7330, which was the Bank of Canada daily average rate on December 31, 2018. Mr. Finkelstein is entitled to minimum statutory entitlements upon termination without cause, as well as common law entitlements under applicable law, which may entitle such NEO to an award of reasonable notice or pay in lieu. The determination of "reasonable notice" depends on the particular circumstances taking into account a number of relevant factors, and as a result these amounts cannot be quantified with any specificity at this time.

2	The value of unvested options is calculated based on the closing price on the NYSE of $138.45 on December 31, 2018 of our Class A subordinate voting shares.
3	The value of unvested share-based awards is calculated based on the closing price on the NYSE of $138.45 on December 31, 2018 of our Class A subordinate voting shares.
4	Mr. Lütke’s employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of a change in control transaction.
5
Ms. Shapero's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of her involuntary termination of employment or resignation for good cause solely as a result, and within 12 months, after a change in control transaction.

6
Mr. Weiser's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his involuntary termination of employment or resignation for good cause within 12 months, after a change in control transaction.

7	Mr. Jones' retirement agreement expired effective September 30, 2018, there there was no acceleration of his equity or termination payment made upon his retirement.

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Compensation of Directors

Pursuant to Shopify’s Corporate Governance Guidelines, the form and amount of Director compensation will be reviewed at least annually by the Compensation Committee, which shall make recommendations to the Board based on such review. The Board retains the ultimate authority to determine the form and amount of Director compensation. The Compensation Committee reviews director compensation on an annual basis to ensure that the Company offers director compensation that is:

1)	commensurate with the efforts we expect from our existing Board members;

2)
competitive in our industry in order that we might attract the best possible candidates to assist the Company and its Shareholders in a fiduciary capacity to maximize our opportunity presented by that growth; and,

3)	aligned with our Shareholders' interests as we grow.

The Board retains the ultimate authority to determine the form and amount of Director compensation.

Mr. Lütke, the Chair of our Board of Directors, is also our Chief Executive Officer. Mr. Lütke does not receive any additional compensation for his service as a director in accordance with our policy that executive officers or employees who are also Directors do not receive additional compensation for their service as Directors. See above "Compensation of Executives", for disclosure relating to his compensation.

In 2017 the Board approved the following amounts for Director compensation in 2018:

Position	2018 Fees
Annual Board retainer	$40,000
Audit Committee Chair	$20,000
Compensation Committee Chair	$15,000
Nomination and Governance Committee Chair	$10,000
Audit Committee Member	$10,000
Compensation Committee Member	$5,000
Nomination and Governance Committee Member	$3,000

In addition to the 2018 cash retainer fees, each non-employee director received an annual equity award with a dollar value intended to approximately $200,000. The Lead independent Director also receives an additional equity award valued at approximately $30,000 per year. Each equity award was made up of 50% stock options and 50% RSUs issued under our LTIP, and are subject to time-based vesting at a rate of 100% on the first anniversary of vesting start date.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or Committee meetings or otherwise in connection with their director position. Directors do not receive any payment for attending meetings.

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In consideration of equity value realization received in the past, Mr. Levine and Mr. Phillips elected to relinquish their 2018 compensation including equity compensation. Mr. Ashe elected to defer his cash compensation to Deferred Stock Units ("DSUs") in 2018.

The following table shows the compensation earned by each of our non-employee directors during 2018. Mr. Lütke, our Chief Executive Officer, does not appear in this table as he does not receive any additional compensation for his services as a director.

Director Compensation Table

Director	Fee Earned(1)	Deferred Share Units(2)	Share Based Awards(3)	Option Based Awards(4)	Non-Equity Incentive Plan Compensation(5)	Pension Value(6)	All Other Compensation(7)	Total
	($)	($)	($)	($)	($)	($)	($)	($)
Robert Ashe	-	68,000	115,134	115,035	-	-	-	298,169
Steven Collins	60,000	-	100,122	100,018	-	-	-	260,140
Gail Goodman	58,000	-	100,122	100,018	-	-	-	258,140
Jeremy Levine	-	-	-	-	-	-	-	-
John Phillips	-	-	-	-	-	-	-	-

1	Messrs. Levine, and Phillips declined fees in 2018.
2	Mr. Ashe deferred 100% of his cash compensation in 2018 to DSUs.
3
Messrs. Levine, and Phillips declined equity compensation awards in 2018. The value of share based awards shown for the other directors is the grant date fair value for RSU awards granted to her under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the New York Stock Exchange for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by the directors, and the actual value received, if any, will differ.

4
Messrs. Levine, and Phillips declined equity compensation awards in 2018. The value of option based awards shown for the other directors is the grant date fair values for stock option award granted under the Stock Option Plan, being equal to the number of stock option units granted multiplied by US$70.83. This value of a Shopify stock option for purposes of both compensation and accounting was derived using the Black-Scholes methodology.

The underlying assumptions used in fair valuing the options granted are as follows: Date: May 10, 2018; Share price: $137.72; Expected dividend yield: nil; Expected volatility: 55.28%; Risk free interest rate: 2.81%; Expected option life: 5.3 years; Fair value per stock option granted: $70.83.

This compensation has not actually been received by the directors, and the actual value received, if any, will differ.
5	We do not currently offer non-equity incentive plan compensation to our Directors.
6	We do not currently offer a pension plan to our Directors.
7	None of the Directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees.

Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the directors except for Tobias Lütke, all option-based and share-based awards outstanding as of December 31, 2018. Equity awards granted to our directors prior to November 2017 are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal quarterly installments over the next three years. On hire equity awards granted to our directors within November 2017 and forward are subject to a time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date with the remainder vesting in equal quarterly installments over the next two years. Annual equity awards granted to our directors within 2018 are subject to a time based vesting at a rate of 100% on the first anniversary of the vesting start date.

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Director	Option-Based Awards				Share-Based Awards
	Number of Securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options(3)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(4)	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)	(#)	($)	($)
Robert Ashe	75,000(1)	6.22	December 17, 2024	9,917,250	836	115,744	-
	1,624(2)	137.72	May 10, 2028	1,186	347	-	48,042
Steven Collins	41,000(1)	4.22	June 26, 2024	5,503,430	727	100,653	-
	1,412(2)	137.72	May 10, 2028	1,031	-	-	-
Gail Goodman	7,143(2)	39.72	November 16, 2026	705,228	3,039	420,750	-
	1,247(2)	98.34	November 15, 2027	50,017	-	-	-
	1,412(2)	137.72	May 10, 2028	1,031	-	-	-
Jeremy Levine	-	-	-	-	-	-	-
John Phillips	-	-	-	-	-	-	-

1
Stock options were granted under our Legacy Option Plan and each such option is exercisable for one Class B multiple voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see "Incentive Plans - Legacy Option Plan", below.

2
Stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan", below.

3
Values are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on December 31, 2018, which was of US$138.45, and the exercise price.

4	Value is calculated based on the closing market price of Shopify’s Class A subordinate voting shares on NYSE on December 31, 2018, which was US$138.45

Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the directors who hold incentive plan awards, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2018.

Director	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)
Robert Ashe	2,567,820	-
Steven Collins	1,249,278	-
Gail Goodman	212,505	164,743

1	Values are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on the vesting date and the exercise price.
2	Values are calculated based on the number of units vested and the actual realized sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

The written charter of our Compensation Committee provides that the Committee will review compensation for members of our Board of Directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The Compensation Committee will make recommendations to our Board of Directors with respect to changes to our approach to director compensation as it considers appropriate.

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Equity Plans

Our Board of Directors is responsible for administering our Stock Option Plan, Legacy Option Plan, and Long Term Incentive Plan ("LTIP"), and the Compensation Committee makes recommendations to our Board of Directors in respect of matters relating to such plans. Our Stock Option Plan and LTIP were amended and restated in May 2018 in connection with the re-approval of these plans by our shareholders.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year.

Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares. For 2019, our Board of Directors approved the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP.

Shopify competes for talent in a very aggressive labor market, globally. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high performing talent who are key to supporting our growth and future success. The Board of Directors believe that our ability to offer competitive equity compensation has been, and will continue to be critical to our ability to attract and retain these highly qualified and skilled employees. In our environment of high growth, and the aggressively competitive labor market globally for the skills that we need, the annual 5% increase to the number of shares available for issuance allows us to provide competitive equity compensation under our plans, that otherwise would not be possible based on our internal forecasts over the next few years.

Copies of each of the Legacy Option Plan, Stock Option Plan and LTIP are available on sedar.com or sec.gov.

Stock Option Plan

Our Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

Our Board of Directors may amend the Stock Option Plan or any option at any time without the consent of the optionees, as long as the amendment (i) does not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) is subject to any required regulatory approvals, and (iii) is in compliance with applicable law and subject to shareholder approval (if required), the requirements of the TSX or the Stock Option Plan. The Board

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of Directors may from time to time, in its discretion and without the approval of shareholders, amend the Stock Option Plan or any option in a manner for which shareholder approval is not otherwise specifically required under the terms of the Stock Option Plan, and such amendments at the discretion of the Board of Directors may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that clarify, correct or rectify any ambiguity, defective provision, error or omission;

•	amendments to the provisions governing vesting, assignability and effect of termination of a participant’s employment or office;

•	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

•	a change to advance the date on which any option may be exercised under the Stock Option Plan; and

•	a change to the eligible participants of the Stock Option Plan.

For greater certainty, our Board of Directors is required to obtain shareholder approval to make the following amendments:

•
any amendment which reduces the exercise price of any option after the options have been granted, or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

•	any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a blackout period;

•
any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;

•	any amendment to remove or to exceed the limits with respect to "Insiders" (as defined by the TSX) set out in the Stock Option Plan; and

•	any amendment to the amendment provisions of the Stock Option Plan.

Summary of other key terms of the Stock Option Plan:

Eligibility
The Stock Option Plan allows for the grant of Options to our Directors, Executive Officers, Employees, and Consultants. Eligibility is subject to an "insider participation limit; a limit on grants to "Insiders" so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class B multiple voting shares and Class A subordinate voting shares at such time.

Expired / Cancelled / Forfeited Options
All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan or units under the LTIP will automatically become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Stock Option Plan and the LTIP.

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Exercise Price
All options granted under the Stock Option Plan will have an exercise price determined and approved by our Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time.

Market Price
The market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

Option Term
An option shall be exercisable during a period established by our Board of Directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option.

Vesting	Typically, are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in quarterly installments over the next two years.
Black Out Period
The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Plan Adjustments
The Stock Option Plan provides that appropriate adjustments will be made by our Board of Directors in order to maintain the optionees’ economic rights in respect of their options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction. Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Termination	For cause: Forfeiture of all unvested options, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, 90 days to exercise vested options.
Death or incapacity: Forfeiture of all unvested options, one year to exercise vested options.
Change In Control
A participant’s grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our Board of Directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Assignment
Except as specifically provided in an option agreement approved by our Board of Directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the Company, transfer options to (i) such optionee’s family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.

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As of December 31, 2018, a total of 2,686,109 options were outstanding under the Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) 2.7% of the Class A subordinate voting shares issued and outstanding as of December 31, 2018, and (ii) 2.4% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2018. As of December 31, 2018, there were 9,527,396 options available to be granted, or 8.6% of the Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2018.

The annual burn rate of the Stock Option Plan for 2018 was 0.5%, for 2017 was 1.1%, and for 2016 was 2.4%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding for the applicable fiscal year.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our IPO, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B multiple voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013.

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B multiple voting shares, including adjustments to the exercise price and the number of Class B multiple voting shares to which an optionee is entitled upon exercise of options.

In connection with our IPO, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under "Stock Option Plan".

No additional options were granted under the Legacy Option Plan after our May 2015 IPO. As of December 31, 2018, a total of 2,790,681 options were outstanding under the Legacy Option Plan, and the Class B multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 22.7% of the Class B multiple voting shares issued and outstanding as of December 31, 2018, and (ii) 2.5% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2018.

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LTIP

Under the terms of the LTIP, our Board of Directors, or if authorized by our Board of Directors, our Compensation Committee, may grant LTIP Units as RSUs, Performance Share Units ("PSUs") or DSUs. Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP Units will be evidenced by a grant agreement with each such participant.

Our Board of Directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP Unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our Board of Directors may amend the LTIP or any LTIP Unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our Board of Directors may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP Units; and

•	a change to the eligible participants under the LTIP;

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or

•	amend the amendment provisions of the LTIP.

For greater certainty, our Board of Directors is required to obtain shareholder approval to make the following amendments:

•
any increase to the maximum number of Class A subordinate shares issuable from treasury under the LTIP and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;

•	any amendment to remove or to exceed the limits with respect to "Insiders" (as defined by the TSX) set out in the LTIP; and

•	any amendment to the amendment provisions of the LTIP.

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Summary of other key terms of the LTIP:

Eligibility
The LTIP allows for the grant of units to directors, executive officers, employees and consultants of the Company or any of its affiliates. Eligibility is subject to an "insider participation limit"; a limit on grants to "Insiders" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time.

Vesting
RSUs: Unless otherwise approved by our Board of Directors and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 on the first anniversary date of the grant, and will then vest in equal quarterly installments over the following two years.

DSUs: Unless otherwise approved by our Board of Directors, DSUs recorded in a participant’s DSU notional account shall vest on the day that the DSU participant ceases to be a director and, if applicable, an employee of the Company for any reason including as a result of retirement, death, voluntary or involuntary termination without cause, or incapacity.

PSUs: PSUs will vest upon achievement of the performance criteria described in a participant’s grant agreement, provided the PSU participant is continuously employed by or in service with the Company, or any of its affiliates, from the grant date until such PSU vesting date.

Dividend Equivalents
In the event a dividend is paid on our Subordinate Voting Shares, then each participant’s notional account shall, unless otherwise determined by the Board of Directors in respect of any grant of units, be credited with additional units (including fractional units) equivalent in value to the dollar amount that the participant would have received as dividends if the participant had on the dividend payment date held a number of Subordinate Voting Shares equal to the number of share units in such participant’s account prior to the payment of such dividends.

Black out period
In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a blackout period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such blackout period has expired.

Plan Adjustments
The LTIP provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Termination	Unless otherwise approved by our Board of Directors, unvested RSUs previously credited to the participant's account will expire when the participant ceases to be an eligible person under the LTIP.
Assignment
Units granted under the LTIP are generally not transferable; however, a participant may, with the prior approval of the Company, transfer units to (i) such participant’s family or any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant.

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As of December 31, 2018, a total of 2,473,665 RSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) 2.5% of the Class A subordinate voting shares issued and outstanding as of December 31, 2018, and (ii) 2.2% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2018. As of December 31, 2018, there were 9,527,396 units available to be granted, or 8.6% of the Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2018.

As of December 31, 2018, a total of 347 DSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such DSUs represent in the aggregate: (i) 0.0% of the Class A subordinate voting shares issued and outstanding as of December 31, 2018, and (ii) 0.0% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2018. As of December 31, 2018, there were 9,527,396 units available to be granted, or 8.6% of the Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2018.

The annual burn rate of the LTIP for 2018 was 1.1%, for 2017 was 1.2%, and for 2016 was 2.5%. The annual burn rate is calculated by dividing the number of RSUs granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding for the applicable fiscal year.

Equity Compensation Plan Information
as of December 31, 2018

Equity Compensation Plan(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans(3)
	($)	($)	(#)
Legacy Option Plan(4)	2,790,681	3.58	-
Stock Option Plan(5)	2,686,109	63.49	see "Total"
Long Term Incentive Plan(5)	2,474,012	-	see "Total"
Total	7,950,802	n/a	9,527,396(6)

1
Each of the Legacy Option Plan, Stock Option Plan and LTIP were approved by shareholders at the Company’s 2015 Annual General and Special Meeting. The Stock Option Plan and LTIP were amended and restated and approved by shareholders at the Company's 2018 Annual General and Special Meeting.

2
Some of these options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7330, which was the Bank of Canada daily average rate on December 31, 2018.

3
No additional options were granted under the Legacy Option Plan after our May 2015 IPO.
The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate amount of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year, unless the Board of Directors determines to increase by a lesser percentage or not at all. For each of 2016, 2017 and 2018 the Board approved the 5% increase.

4	Options issued under the Legacy Option Plan are exercisable for Class B multiple voting shares.
5
Options issued under the Stock Option Plan are exercisable for Class A subordinate voting shares. Each unit granted under the LTIP represents the right to receive one Class A subordinate voting shares in accordance with the terms of the plan.

6	5,519,634 additional securities were added on January 1, 2018, for a total of 15,047,030.

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As of December 31, 2018, the maximum number of securities issuable under both the Stock Option Plan and the LTIP was 17,477,851 and the Class A subordinate voting shares issuable upon vesting or exercise of such securities, as applicable, represent in the aggregate 15.8% of the total Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2018.
Limitations on Liability and Indemnity Agreements

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•
acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require Shopify to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

Our by-laws authorize Shopify to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

We have entered into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

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At present we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Indebtedness of Directors, Officers and Employees

None of our proposed nominees for directors, current directors, executive officers, employees and former directors, executive officers and employees, is or has been indebted to the Company at any time.

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SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES

Regulators and Good Governance Organizations

As a corporation incorporated under the Canada Business Corporations Act ("CBCA") and listed on both the TSX and the NYSE, Shopify is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance ("CCGG"), Institutional Shareholder Services ("ISS"), and other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through our Nominating and Corporate Governance Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders. Schedule A to this Circular outlines Shopify’s corporate governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101").

Overall Approach

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 Corporate Governance Guidelines, the corporate governances rules of the NYSE, and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any of these differences to be material.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that a quorum of shareholders is met by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

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Set out below are certain key governance practices that are, in the Company’s view, essential in creating a Board and committees that can function independently and effectively and add significant value to the Company.

Corporate Governance

The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines. See also Schedule A – Statement of Corporate Governance Practices, for a description of our current corporate governance practices in accordance with the requirements of NI 58-101.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the Audit Committee including those contained in National Instrument 52-110 Audit Committees and the Sarbanes-Oxley Act.

Each Board member is required to complete an annual independence questionnaire and update such questionnaire if circumstances change during the year. Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. Lütke, are independent under all of the requisite regulatory and statutory criteria. Brief biographies of the proposed nominees are included earlier in Section 2 of this Circular and on our website at https://investors.shopify.com/governance/board-of-directors.

Our sole non-independent director, Mr. Tobias Lütke, founded Shopify in 2004 and has been its Chief Executive Officer since 2008. While the Chair of the Board is not an independent director, a lead independent director, Robert Ashe, has been appointed. See below "Lead Independent Director".

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Board and Committee Meetings

Our Board Charter states that our Board of Directors will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. From time to time the Board and Committees also act by unanimous written consent. The Board and its committees each have a working plan with the duties and actions derived from the respective Board and Committee mandates assigned to scheduled meetings, to ensure that all are fulfilled throughout the year. As other matters arise throughout the year requiring discussion or approval, additional meetings are convened.

In 2018, there were eight Board meetings, five Audit Committee meetings, four Compensation Committee meetings, two Nominating and Corporate Governance Committee meetings, and one meeting of an ad hoc Pricing Committee, comprised of Tobias Lütke, Rob Ashe, Steven Collins and Gail Goodman, that was designated by the Board to price a public offering of shares in December 2018. Attendance was 100% for all directors who are standing for re-election at all Board and Committee meetings of which they were a member held in 2018.

Meetings of Independent Directors

Our Board of Directors holds regularly scheduled quarterly meetings, an annual review and discussion of Management's annual operating plan, and ad hoc meetings from time to time. In camera non-executive sessions are held at the end of all Board and Committee meetings. All of our Committees are made up of independent directors. The independent members of our Board of Directors meet with our auditors without management present. The independent members of our Board of Directors also meet, as required, without the non-independent director and members of management. In addition, each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

Mandate of the Board of Directors

Our Board of Directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management, with the goal of increasing shareholder value over the long term. Our Board has adopted a formal mandate, a copy of which is available at https://investors.shopify.com/Governance/Governance-Documents, that includes the following:

•	appointing our Chief Executive Officer;

•
developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting, and reviewing the performance of our Chief Executive Officer against the corporate goals and objectives;

•
taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our Code of Conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

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•	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

Duties and Responsibilities of Board of Directors

Our Directors have fiduciary duties to the Company under the CBCA. In exercising their powers and discharging their duties, our Directors must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defense for failure to comply with any provision of the CBCA, our articles, or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our company or in a written report of our auditor fairly to reflect the financial condition of our company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Each member of the Board is expected to spend the time and effort necessary to properly discharge his or her responsibilities as a Director of the Company. Accordingly, a Director is expected to regularly attend meetings of the Board and Board committees on which such Director sits, and to review prior to each meeting the materials distributed in advance for such meeting. A Director who is unable to attend a meeting is expected to notify the Chair or the chairperson of the appropriate committee in advance of such meeting.

Access to Information and Authority

The Board is granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board, and any Committee of the Board, has the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside experts, advisors or other professionals, including but not limited to independent legal or accounting advisors, as necessary to assist in the performance of its duties and responsibilities. The Board, and any Committee of the Board, has the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor, or any other professional retained by the Company to render advice to the Company, attend a meeting of the Board or such Committee, or meet with any members of or advisors to the Board. Pursuant to the Company's Corporate Governance Guidelines, Directors are encouraged to speak directly to any member of management regarding any questions or concerns the Directors may have. The Board regularly invites members of management to attend Board and Committee meetings where they share relevant information or insights related to business discussed at such meetings. Board meetings are generally held at the Company's head offices in Ottawa, Ontario.

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Board Committees

Our Board Charter states that the Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee. The standing committees of our Board of Directors consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our Board Committees are comprised entirely of independent directors.

Audit Committee

Our Audit Committee is comprised of Mr. Ashe, Ms. Goodman and Ms. Johnston and is chaired by Mr. Collins. Mr. Collins is not standing for re-election at our annual general meeting of shareholders and the Board of Directors plans to appoint Ms. Johnston as audit committee chair following the annual general meeting. Our Board of Directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and National Instrument 52-110 - Audit Committees ("NI 52-110"). Our Board of Directors has determined that each of the members of the Audit Committee is "financially literate" within the meaning of the NYSE rules and NI 52-110, and that the Committee Chair, Mr. Collins, has been identified as an "audit committee financial expert" as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. Following our annual general meeting, our Board of Directors plans to identify Ms. Johnston as an "audit committee financial expert" as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE.

All of the members of our Audit Committee have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues that can reasonably be expected to be raised by Shopify's financial statements. More specifically, all of our audit committee members have:

•	an ability to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement;

•	an understanding of generally accepted accounting principles ("GAAP") and financial statements;

•	an ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves or provisions;

•
experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

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Mr. Collins acquired his financial literacy and expertise as a result of having graduated with an MBA with a concentration in Finance and Strategy from The Wharton School of the University of Pennsylvania, obtaining his CPA designation in the State of Illinois, and acting as Chief Financial Officer of NAVTEQ Corporation for two years and as Chief Financial Officer of ExactTarget, Inc. for three years. Mr. Collins currently serves as chair of the audit committee of Instructure, Inc. (NYSE).

Mr. Ashe acquired his financial literacy as a result of having graduated with a Bachelor of Commerce, Accounting from the University of Ottawa, obtaining his Chartered Accountant (fellow) designation, and acting as VP Finance, Controller at Cognos for three years and as Chief Corporate Officer with responsibility for finance at Cognos for two years. Mr. Ashe currently serves on the audit committees of two public companies: ServiceSource International (NASDAQ) and MSCI Inc. (NYSE).

Ms. Goodman acquired her financial literacy as a result of having graduated with a Masters in Business Administration from the Tuck School of Business of Dartmouth College, and acting as Chief Executive Officer of Constant Contact for 17 years.

Ms. Johnston acquired her financial literacy as a result of having graduated with a Bachelor of Business Administration from York University's Schulich School of Business, obtaining her Chartered Accountant (fellow) designation, acting in senior leadership roles at Scotiabank for 15 years, including as Chief Financial Officer of Scotia Capital, and at Toronto-Dominion Bank for 14 years, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer. Ms. Johnston currently serves on the audit committee of WestJet (TSX).

Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. A copy of the charter can be found on our website at https://investors.shopify.com/Governance. The principal purpose of our Audit Committee is to assist our Board of Directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications, appointment and performance of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our compliance with applicable legal and regulatory requirements; and

•	our enterprise risk management processes.

At least annually, the audit committee will review and confirm the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.

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Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about the Company as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.

Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Non-Audit Services

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's auditors.

Further information about our Audit Committee can be found on pages 62-64 in the "Directors and Officers" section and in Exhibit A - Audit Committee Charter, of our Annual Information Form filed on February 15, 2018, which can be found on our website, at sedar.com or at sec.gov.

Responsibilities and Duties of the Chair of the Audit Committee

The Chair of the Audit Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee; in consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Mr. Ashe, Ms. Goodman, Mr. Levine, and Mr. Phillips, each of whom is independent for purposes of NI 58-101. The Nominating and Corporate Governance Committee is chaired by Mr. Phillips.

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Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s purpose is to assist our Board of Directors in:

•	identifying individuals qualified to become members of our Board of Directors;

•	selecting or recommending that our Board of Directors select director nominees for the next annual meeting of shareholders and determining the composition of our Board of Directors and its committees;

•	developing and overseeing a process to assess our Board of Directors, the Chair of the Board, the committees of the Board, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.

Board, Committee and Director Evaluations

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of our Board of Directors and our Chair and all Board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee annually conducts a formal review process via a questionnaire that is completed by each director, and follow up conversations with each director, in order to assess our Board of Directors, each committee and each director regarding his, her or its effectiveness and contribution. The Chair of the Nominating and Corporate Governance Committee then provides a report of the evaluation results to our Board of Directors.

Directors must notify the Nominating and Corporate Governance Committee upon a change in principal occupation or business association, prior to accepting another directorship, or upon becoming aware of circumstances that may adversely reflect upon such Director, any other Director, or the Company, so that the potential for conflicts or other factors compromising the Director's ability to perform his or her duties may be fully assessed.

Identifying New Candidates for our Board

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility for developing and recommending to the Board the criteria that are deemed necessary of advisable for prospective director candidates. The Board has full authority to modify such criteria as and when it sees fit.

The Board has also delegated to the Nominating and Corporate Governance Committee the responsibility for developing succession plans for the Board, identifying suitable candidates for nomination to the Board and assessing their qualifications in light of the Company's Corporate Governance Guidelines and the Nominating and Corporate Governance Committee’s charter. The Nominating and Corporate Governance Committee may consider all facts and circumstances that it deems appropriate or advisable under the circumstances, including advice and recommendations from the Company's shareholders, management and others. The Nominating and Corporate

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Governance Committee will review the prospective candidates’ qualifications with the Board and recommend to the Board such prospective director candidates. The Board is ultimately responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

In identifying new candidates for our Board of Directors, the Nominating and Corporate Governance Committee will consider what competencies and skills our Board of Directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board of Directors as a group, and the personality and other qualities of each director, as these may ultimately determine the Boardroom dynamic. The Nominating and Corporate Governance Committee will also consider whether the performance of any candidate is likely to be adversely impacted by excessive time commitments, such as service on other boards.

Shareholders may nominate an individual for election to the Board by way of a shareholder proposal in accordance with the provisions of the CBCA. The Company must receive such a proposal at least 90 days before the anniversary date of this Notice, by January 18, 2020. The Company has adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" below. The Company believes that the current statutory rights provided to Shareholders adequately address the rights of Shareholders to nominate directors.

Responsibilities and Duties of the Chair of the Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary's Office, determine the frequency, dates and locations of meetings of the Committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Committee; in consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Compensation Committee

Our Compensation Committee is comprised of Mr. Ashe, Ms. Goodman, and Mr. Phillips, and is chaired by Mr. Ashe. Under SEC and the NYSE rules, there are heightened independence standards for members of the Compensation Committee. All of our Compensation Committee members meet this heightened standard and are also independent for purposes of NI 58-101.

Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the guidance of the Canadian Securities Administrators and the rules of the NYSE and the SEC. The Compensation

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Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include:

•	reviewing at least annually our executive compensation plans;

•
evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our Board of Directors and, based on such evaluation, with appropriate input from other independent members of our Board of Directors, determining the Chief Executive officer’s annual compensation;

•
reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our Board of Directors with respect to the compensation for such officers;

•	assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and

•
reviewing and, if appropriate, recommending to our Board of Directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any of those plans.

Compensation Committee Interlocks

None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Pursuant to Shopify’s Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. Currently there are no board interlocks.

Responsibilities and Duties of the Chair of the Compensation Committee

The Chair of the Compensation Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary's Office, determine the frequency, dates and locations of meetings of the Committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Committee; in consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee; and carry out any other or special assignments or any functions as may be requested by the Board.

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Chair of the Board

Tobias Lütke, our Chief Executive Officer and founder, is the Chair of our Board of Directors. Pursuant to our Board Charter, the Board shall choose one of its members to be its Chair by majority vote. Our Board of Directors has adopted a written position description for the Chair which sets out the key responsibilities and duties of the Chair: chair meetings of the Board; chair the annual meeting, and any special meetings, of the shareholders; in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board; in consultation with the Lead Independent Director, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

Lead Independent Director

Mr. Ashe, an independent director, has been a Director since 2014 and has been our Lead Independent Director since the position was created upon our IPO in 2015. In this role, Mr. Ashe is responsible for overseeing the discharge by the Board of Directors of its responsibilities, including that the Board evaluates the performance of management objectively, and that the Board understands the boundaries between the responsibilities of our Board of Directors and management, and functions independently of our management. Our Lead Independent Director consults with the independent Directors and represents such Directors, where necessary, in discussions with our management and Chair on the conduct of our Board meetings, corporate governance, and other issues.

Shopify’s Lead Independent Director has the following responsibilities and duties:

•
in co-operation with the Chair, provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate;

•
in consultation with the Chair, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board;

•	preside over executive sessions of independent Directors, and serve as a liaison between the Chair and the independent Directors;

•	if the Chair is not present at meetings, the Lead Independent Director will chair such meetings;

•	in consultation with the CEO, ensure that there is an effective relationship between management and the members of the Board; and

•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Chair or Management.

Pursuant to Shopify’s Corporate Governance Guidelines, the non-management Directors meet in executive session at least semi-annually to discuss, among other matters, the performance of the Chief Executive Officer. The Director who presides at these meetings will be the Lead Independent

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Director or such other non-management Director as is selected by a majority of the non-management Directors. To date, the presiding Director for such meetings has been the Lead Independent Director.

Chief Executive Officer

Our Board of Directors, in conjunction with our Chief Executive Officer or CEO, has developed and implemented a written position description for the role of our CEO. Shopify’s CEO has overall responsibility for leadership, strategic direction and business results, and will provide the vision and innovation necessary to continue to promote Shopify’s excellence and growth.

The CEO is responsible for the development, implementation and continual refinement of Shopify’s goals and strategic plans, and the leadership and management skills necessary to achieve them. The CEO will work with the executive management team; oversee the strategic direction and development of the Shopify platform and its products; develop strategic opportunities and partnerships; and encourage the efficient use of Shopify’s assets in a responsible manner with a view to achieving its goals.

The CEO will continue an open and communicative relationship with the Board, providing regular updates, and will enable the Board to fulfill all required public company governance functions.

Specific responsibilities of the CEO include:

•	Serve as a role model for Shopify’s vision, values and rules of engagement, and foster a culture of integrity at Shopify;

•
Maintain perspective on Shopify’s overall long-term goals, and effectively communicate these goals to all employees, provide leadership and overall guidance in the administration and operation of Shopify, and motivate a high-performing and innovative organization;

•	Provide high-level strategic and tactical leadership to the Board and the executive management team;

•	Work with the executive management team to develop, review and refine Shopify’s business strategy;

•
Execute on Shopify's business strategy to improve and develop the platform and its products, develop and nurture new and existing merchants, partnerships, strategic alliances, and other market opportunities, and encourage growth in a responsible and profitable manner both organically and through mergers and acquisitions where appropriate;

•
Provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable and are within the guidelines established by the Audit Committee, if any;

•	Guide Shopify to be well positioned in the public marketplace and build relationships to provide the necessary resources to fund and grow Shopify;

•
Together with the Chief Financial Officer and other senior management, as appropriate, establish, maintain and oversee the implementation of Shopify’s disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of public disclosure documents as required;

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•
With the Nominating and Corporate Governance Committee and the Board, assemble and oversee an effective executive management team, allow the Board regular exposure to executive management team members, and put into place an effective plan of succession and development for the CEO and executive management team; recommend appointments to the executive management team, monitor performance of the executive management team members and provide feedback and training as appropriate;

•
With the Nominating and Corporate Governance Committee and the Board, participate in refining the CEO Position Description and participate in developing CEO annual targets consisting of personal and corporate goals and objectives, present them to the Board for review and approval, and participate in the Board’s annual evaluation of CEO performance against such goals and objectives; and

•	Carry out any other appropriate duties and responsibilities assigned by the Board.

Orientation and Continuing Education

The Board is responsible for providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors. The Nominating and Corporate Governance Committee is responsible to assist in the orientation of new directors, including becoming acquainted with the Company, its Chair, Lead Independent Director, other directors, management and its governance processes. New Directors are provided with information and meetings with management, including on-site visits, in order to familiarize them with the Company's business and strategic plans, key policies and practices, principal officers and management structure, auditing and compliance processes and our Code of Conduct.

The Chair of each Committee is responsible for coordinating orientation and continuing director development programs relating to the Committee’s mandate. The Chair of our Board of Directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our Directors and to ensure that their knowledge and understanding of our business remains current.

The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its Committees regularly invite different members of Company's management to present to the Board and its Committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. In 2018, Directors attended presentations and were provided with materials related to, among other things: cyber-security and information security at Shopify; privacy at Shopify; Shopify's growth and marketing strategy; shipping and fulfillment; Shopify's competitive landscape; director and executive compensation; merchant business practices on the Shopify platform; Shopify's overall strategy and investment plan; and various aspects of corporate governance.

In addition, all Directors have regular access to and contact with senior management, and Directors are encouraged to, and do, speak directly to any member of management regarding any questions or concerns the Directors may have. The Board encourages Directors to participate in ongoing

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education, as well as participation in accredited Director education programs. Shopify reimburses Directors for expenses incurred in connection with these education programs.

Strategy

The Board is responsible for reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures. The Board holds regular, quarterly meetings at which various members of management review with the Board their strategies, business plans, opportunities and risks. The Board receives a report from our CEO at each regularly scheduled board meeting. In addition, each year one additional Board meeting is dedicated entirely to a review and discussion of Management’s annual operating plan.

Director Equity Ownership

The Company encourages Directors to own equity in the Company, whether in the form of stock, options, restricted share units, deferred share units, or otherwise. However, the Board believes that the amount and nature of a Director's equity ownership is a personal decision, and as a result the Board has not adopted a policy requiring minimum equity ownership by Directors.

Succession Planning

Our Chief Executive Officer works with the Nominating and Corporate Governance Committee and the Board on a regular basis to ensure there is a current and effective plan of succession and development for the CEO and the executive management team.

Mechanisms of Board Renewal

Our Board of Directors has not adopted director term limits or mandatory age-related retirement policies. Rather than adopting these or other formal mechanisms of Board renewal, the Nominating and Corporate Governance Committee reviews the Board composition on a regular basis, and has established criteria for new directors based upon the Company’s current and projected needs. In connection with evaluating recommendations for nomination for re-election, the Nominating and Corporate Governance Committee and the Board considers director age and tenure. Currently, our oldest director is 68, and our longest serving director is our founder, Chief Executive Officer and Chairman, Tobias Lütke, who has served since 2004. The remainder of our directors have served anywhere between nine years and three months. See "Election of Directors" in Section 2 for each director's age and the year they were first elected or appointed as a director.

Majority Voting Policy

Shopify has adopted a majority voting policy in compliance with the majority voting requirements of the TSX. Nominees for election to the Board are required to confirm that they will abide by this policy before their names are put forward for election. A director nominee in an uncontested election who does not receive a greater number of votes "for" than votes "withheld" with respect to the

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election of directors by shareholders must immediately tender his or her resignation to the Chair of our Board of Directors following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to our Board of Directors whether to accept it or not. Our Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. In the event the Board of Directors determines not to accept the resignation, the press release shall state the reasons for such decision. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our Board of Directors or of any Committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board.

Disclosure of Voting Results

In accordance with TSX rules, Shopify will make prompt disclosure of detailed vote results following each shareholder meeting.

Conflicts of Interest

A director who has a material interest in a matter before our Board of Directors or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board of Directors or any committee on which they serve, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

The CBCA states that a director must disclose to the Company, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee, agent or mandatary of Shopify or an affiliate;

•	is for indemnity or insurance otherwise permitted under the CBCA; or

•	is with an affiliate.

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Diversity

Our Nominating and Corporate Governance Committee believes that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance the Board’s performance. The Nominating and Corporate Governance Committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board’s performance and, accordingly, diversity is taken into consideration. Currently, two of our seven directors are women, and two of our six proposed director nominees are women.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, two of our eight senior executive team members are women and eight of our twenty-three vice presidents are women.

We do not currently have a formal policy for the representation of women on the Board of Directors or senior management of the company. The Nominating and Corporate Governance Committee and our senior executives already take gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board of Directors and senior management meets the needs of our organization and our shareholders.

The composition of the Board of Directors is shaped by the selection criteria established by the Nominating and Corporate Governance Committee. The Committee ensures that diversity considerations are taken into account in senior management, monitors the level of female representation on the Board and in senior management positions, continues to broaden recruiting efforts to attract and interview qualified female candidates, and is committed to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board or senior management positions as the need arises.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC and which is a "code" under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with

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a goal of honoring others’ trust in Shopify at all times. The full text of the Code of Conduct is posted on our website at https://investors.shopify.com/governance.

In 2018, all employees participated in on-line training on the Code of Conduct, and were required to read the Code and certify to having read and understood the Code. All new employees undergo the same training and certification process as they join the Company.

If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. To date, no such amendment or waiver has been made or granted.

Monitoring Compliance with the Code of Conduct

Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Nominating and Corporate Governance Committee assists our Board of Directors with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which will be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which will be subject to review by our Board of Directors as a whole). The Board is provided with quarterly reports from management on any issues under the Code of Conduct that may have arisen and how they were investigated and resolved.

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures designed to facilitate confidential, anonymous submissions by our employees.

Shopify has a Whistleblower Hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is automatically notified of any whistleblower reports, and the Board is provided with quarterly reports from management on any whistleblower reports that may have been reported and how they were investigated and resolved.

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Shareholder Meetings

Under the CBCA, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board of Directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere that our directors determine. Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our Class A subordinate voting shares and Class B multiple voting shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our corporate secretary, our auditor and any other persons invited by our Chair or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law which was approved by our shareholders at our 2015 Annual General Meeting. The by-law provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our corporate secretary at our principal executive offices. To be timely, a shareholder’s notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting

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was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice. Our Board of Directors may, in its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law which was approved by our shareholders at our 2015 Annual General Meeting. The by-law provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such court, any other "court" as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Dual Class Share Structure

Our Class B multiple voting shares have ten votes per share and our Class A subordinate voting shares, which were the shares offered in our IPO in May 2015, have one vote per share.

The holders of our Class B multiple voting shares, collectively, will control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares will limit the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares will have the ability to influence many matters affecting Shopify and actions may be taken.

Transfers by holders of Class B multiple voting shares result in those shares converting to Class A subordinate voting shares on a share for share basis, which has the effect of increasing the relative voting power of those holders of Class B multiple voting shares who retain their shares.

All Class B multiple voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the

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aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares as a group.

Certain Class Votes

Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	change the rights, privileges, restrictions or conditions attached to the shares of that class;

•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class A subordinate voting shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A subordinate voting shares nor the holders of the Class B multiple voting shares are entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1) of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.

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Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of the outstanding Class B multiple voting shares on completion of our IPO entered into a customary coattail agreement with Shopify and a trustee (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)	offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;

(b)
provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

(d)	is in all other material respects identical to the offer for Class B multiple voting shares.

In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A subordinate voting shares, will not, in of itself constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A subordinate voting shares in accordance with our articles of incorporation.

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The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class A subordinate voting shares under applicable law.

Company Communication with Shareholders

Shopify has a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of representatives of Shopify's Finance, Legal and Marketing teams.

The Disclosure Policy seeks to ensure that our external communications are timely, accurate, complete, and broadly distributed in compliance with all applicable legal and regulatory requirements. It is the responsibility of Shopify’s Disclosure Committee to determine if, when and how to disclose material information related to Shopify.

The Disclosure Committee and the Board have reviewed and approved this Circular, and review and approve our Annual Information Form and our annual financial reports and management’s discussion and analysis and associated earnings press releases. The Disclosure Committee and the Audit Committee review and approve interim financial reports, interim management’s discussion and analysis and associated earnings press releases. The Company holds quarterly conference calls following the release of our quarterly and annual results. All shareholders may listen to a live audio webcast or to archived webcasts on our website at investors.shopify.com.

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Shareholder Communications with the Board

 The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Shopify by sending a letter to:

Shopify Inc.
150 Elgin Street, 8th floor
Ottawa, Ontario K2P 1L4
Canada
Attn: Board of Directors

If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to the attention of the Lead Independent Director at the address above. Shopify’s legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services.

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SECTION 5: GENERAL AND ADDITIONAL INFORMATION

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

Additional Information

Additional financial information about Shopify, including Shopify’s 2018 Annual Report on Form 40-F, including its audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2018 are accessible on SEDAR at sedar.com, on EDGAR at sec.gov, on our website at investors.shopify.com, or by contacting Shopify by mail at Shopify ATTN: Director, Investor Relations, 150 Elgin Street, 8th Floor, Ottawa, Ontario K2P 1L4; by phone at 613-241-2828 or 1-888-746-7439 ext. 302; or by email at IR@shopify.com. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

In addition, Shareholders may contact Shopify’s transfer agent in Canada, Computershare Investor Services Inc., by mail at Computershare Investor Services, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada; by calling 1-800-564-6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial); or by online inquiry at https://www-us.computershare.com/Investor/Contact/Enquiry.

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Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual General Meeting of Shareholders, as well as to each Director and to the Company’s auditors.
Joseph A. Frasca
Chief Legal Officer and Corporate Secretary
April 17, 2019

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table describes the Company’s current corporate governance practices in accordance with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Requirement Under Form 58-101F1	Comments
Board of Directors
Disclose the identity of directors who are independent.
The Board has determined that all of the directors of the Company, with the exception of Mr. Lütke, are independent. See disclosure under the "Director Independence" section in Section 2 of the Circular.

All of the Committees of the Board are composed entirely of independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board has determined that Mr. Lütke is not independent as he is the Chief Executive Officer of the Company. See disclosure under the "Director Independence" section in Section 2 of the Circular.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.
All director nominees, with the exception of Mr. Lütke, are independent. See disclosure under the "Director Independence" section in Section 2 of the Circular.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All other directorships have been disclosed in the "Election of Directors" section of this Circular.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In camera non-executive sessions of the Board are held at the end of all Board and Committee meetings. See "Election of Directors" in Section 2 and "Director Independence" and "Meetings of Independent Directors" in Section 4 of this Circular.

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Requirement Under Form 58-101F1	Comments
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board is Mr. Lütke, who is not an independent director.

The Lead Independent Director is Mr. Ashe, who is an independent director. See "Lead Independent Director" in Section 4 of this Circular. The Board has developed and approved a position description for the Lead Independent Director which can be found on the Company’s website at https://investors.shopify.com/governance.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	All directors have attended each Board meeting held since January 1, 2018, and each director has attended each Committee meeting of which he or she is a member since January 1, 2018.
Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board’s Charter is attached to this Circular as Schedule B.

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Requirement Under Form 58-101F1	Comments
Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved a position description for the Board Chair and each Committee Chair, which position descriptions form part of the Board Charter and each respective Committee Charter, each of which can be found on the Company’s website at https://investors.shopify.com/governance.

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has developed a written position description for the CEO. See "Chief Executive Officer" in Section 4 of this Circular.
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding:	See "Orientation and Continuing Education" in Section 4 of this Circular.
the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Ethical Business Conduct
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for the directors, officers and employees.
disclose how a person or company may obtain a copy of the code;	Shopify’s Code of Conduct can be found at https://investors.shopify.com/governance.

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Requirement Under Form 58-101F1	Comments
describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board receives quarterly reports from the Chief Legal Officer as to compliance with the Code of Conduct and is notified of any reported issues. The Chair of the Audit Committee is automatically notified if there are any reports made to Shopify’s anonymous whistleblowing hotline.

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

To the Company’s knowledge there has been no conduct by our directors or executive officers that constitutes a departure from our Code of Conduct since January 1, 2018 and, accordingly, no material change reports related thereto have been required.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
See "Conflicts of Interest" in Section 4 of this Circular.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	See "Code of Conduct", "Monitoring Compliance with the Code of Conduct" and "Complaint Reporting" in Section 4 of this Circular.
Nomination of Directors
Describe the process by which the Board identifies new candidates for Board nomination.	See "Nominating and Corporate Governance Committee" and "Diversity" in Section 4 of this Circular.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
The Nominating and Corporate Governance Committee is composed entirely of independent directors.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in its charter, which is available on the Company’s website at https://investors.shopify.com/governance.

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Requirement Under Form 58-101F1	Comments
Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	See "Compensation of Executives" and "Compensation of Directors" in Section 3 of this Circular.
Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The Compensation Committee is composed entirely of independent directors.
If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	The responsibilities, powers and operation of the Compensation Committee are set out in its charter, which is available on the Company’s website at https://investors.shopify.com/governance.
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
See "Board, Committee and Director Assessment" in Section 4 of this Circular.

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Requirement Under Form 58-101F1	Comments
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits for directors on our board or other automatic mechanisms of Board renewal. See "Mechanisms of Board Renewal" in Section 4 of this Circular, for a discussion as to why we have not done so.

Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	We have not adopted a written policy relating to the identification and nomination of women directors. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
a short summary of its objectives and key provisions,
the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and
Whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
Consideration of the Representation of Women in Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

See "Diversity" in Section 4 of this Circular, for a discussion as to how the Board and Nominating and Corporate Governance Committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the Board.

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Requirement Under Form 58-101F1	Comments
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.
See "Diversity" in Section 4 of this Circular, for a discussion as to how we consider the level of representation of women in executive officer positions when making executive officer appointments.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
For purposes of this Item, a "target" means a number of percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women on our Board. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women in executive officer positions. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
If the issuer has adopted a target referred to in either (b) or (c), disclose:
the target, and
the annual and cumulative progress of the issuer in achieving the target.
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.
Currently, there are two women on our board, representing 29% of Shopify's seven directors. After the Annual General Meeting, we expect there will be two women on our board, representing 33% of Shopify's six directors.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, we have two executive officers who are women, representing 25% of Shopify's eight executive officers.

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SCHEDULE B
SHOPIFY INC.
BOARD CHARTER
This Board Charter ("Charter") has been adopted by the Board of Directors ("Board") of Shopify Inc. ("Company").
I. Purpose
The Board is responsible for supervising the management of the business and affairs of the Company. It is management’s duty to run the Company’s business on a day-to-day basis. The Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.
In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
II. Access to Information and Authority
The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.
III. Composition and Meetings
The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Governance Committee of the Board, in accordance with the Company’s articles and by-laws. The Board will be comprised of a majority of "independent" directors within the meaning of the applicable listing standards of the New York Stock Exchange and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators.
The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in Section V.
The Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee of the Board.
The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee, or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting in camera.

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IV. Responsibilities and Duties of the Board
The responsibilities and duties of the Board shall include the following:
Chief Executive Officer and Officers

1.	Appointing the Chief Executive Officer ("CEO") and, together with the CEO, developing a written position description for the role of the CEO.

2.	Developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives.

3.	Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

4.	Succession planning for the CEO and other key personnel.

Financial Reporting

1.	Approving:

•	the annual financial statements and related Management’s Discussion and Analysis or MD&A, and their filing and disclosure; and

•	the Company’s annual earnings press releases, including any pro forma or non-GAAP information included therein, and their filing and disclosure.

2.	Reviewing and monitoring, with the assistance of the Audit Committee:

•	the quality and integrity of the Company’s financial statements;

•	the external reporting of the Company’s financial and operating performance in compliance with all regulatory and statutory requirements; and

•	the appointment and performance of the external auditor.
Financial Reporting Processes, Accounting Policies and Internal Controls

1.	Reviewing and monitoring, with the assistance of the Audit Committee:

•	the adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls; and

•	the quality and integrity of the Company’s external financial reporting processes.
Ethical and Legal Compliance and Risk Management

1.	Reviewing and approving the Company’s code of conduct ("Code of Conduct").

2.	Reviewing and monitoring:

•	compliance with the Code of Conduct and other ethical standards adopted by the Company;

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•
the Company’s compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company's compliance with applicable laws or regulations; and

•	the Company’s enterprise risk management processes.
Other Responsibilities

1.	Reviewing and approving management’s strategic and business plans.

2.	Reviewing and approving the Company’s financial objectives, plans, and actions, including significant capital allocations and expenditures.

3.	Reviewing and approving material transactions not in the ordinary course of business.

4.
In consultation with management, oversee and review the Company’s procedures with respect to the Company’s public disclosure to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.

5.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors.

6.	Overseeing the assessment by the Nominating and Governance Committee of the Board, each committee and each director.

7.	Developing and overseeing a method for interested parties to communicate directly with the Board.

8.	Performing any other activities consistent with this Charter, the Company’s by-laws, and governing laws that the Board determines are necessary or appropriate.

V. Responsibilities and Duties of the Chair
The Chair shall have the following responsibilities and duties:

•	chair meetings of the Board;

•	chair the annual meeting, and any special meetings, of the shareholders;

•	in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board;

•
in consultation with the CEO, the CFO, the Corporate Secretary’s Office and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and

•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

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VI. Limitation on the Board’s Duties
The Board shall discharge its responsibilities, and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.
Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the amended articles of incorporation or by-laws of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.
VII. Review of Charter
The Nominating and Governance Committee of the Board will review and reassess the adequacy of this Charter from time to time and recommend any proposed changes to the Board for approval.
* * * * *

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